
11007036

JARDEN corporation

Annual Report 2010

JARDEN
IS WELL POSITIONED TO DELIVER CONSISTENT, PROFITABLE GROWTH

with its broad portfolio of market leading brands, innovative products and high caliber employees

JARDEN TODAY:

- Diverse and defensible global business platform
- Leading market positions with strong brands
- Strong and predictable cash flows
- Growth drivers:
  - Organic – Leverage leading brands and new product innovation, while driving margin expansion and operational excellence
  - Acquisition – Opportunistic, disciplined acquirer of complementary, accretive businesses

Consolidated 2010 Net Sales by Segment*

$6.0 billion



Outdoor Solutions
Consumer Solutions
42%
31%
22%
5%
Process Solutions
Branded Consumables

* Segment percentages exclude intercompany eliminations.

Consolidated 2010 Segment Earnings**

$710 million



Outdoor Solutions
Consumer Solutions
38%
33%
24%
5%
Process Solutions
Branded Consumables

** Segment percentages are based on operating segments only.
For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 6.

Each year Jarden employees submit creative ideas for the cover of our Annual Report. This year's Annual Report cover is based on concepts taken from designs submitted by Beverly Furr from Jarden Branded Consumables. The winning design reflects what Jarden is made of – its employees – and the concept that Jarden's core values continue to define who we are as a company. The employees photographed on the cover are primarily recipients of individual business unit awards, including "Employee of the Month" and the annual "Chairman's Award of Merit".

jARDEN
the brands of everyday life.™


RAWLINGS
MAPA
aerobed
Coleman
NUK
BICYCLE
PRO
Bee
Berkley
FISHING
Rawlings

TABLE OF CONTENTS

DEAR FELLOW SHAREHOLDERS:


RAWLINGS
Berkley

OUTDOOR SOLUTIONS

is a market leading, global provider of innovative recreational and high-performance sporting and technical products designed to maximize the enjoyment of the outdoors.

Our market leading brands include Abu Garcia®, Aero®, Berkley®, Campingaz®, Coleman®, deBeer®, ExOfficio®, Fenwick®, 5150®, Full Tilt®, Gait®, Gulp!®, Hodgman®, K2®, Madshus®, Marker®, Marmot®, Miken®, Mitchell®, Morrow®, Penn®, Pflueger®, Planet Earth®, Rawlings®, Ride®, Sevylor®, Shakespeare®, SpiderWire®, Stearns®, Stren®, Trilene®, Tubbs®, Ugly Stik®, Völkl®, Worth®and Zoot®, to name just a few. Several of our brands have been in continuous use for over 100 years and are synonymous with their categories, including Coleman®, Hodgman®, Madshus®, Pflueger®, Rawlings®, Shakespeare® and Tubbs®.

It has now been nearly a decade since I became your Chairman and Chief Executive Officer in September 2001. Over that period, Jarden has developed from a $300 million spinoff from Ball Corporation to a $6 billion global diversified consumer products company. Perhaps most importantly, the value of Jarden's shares over that period has increased over 1,000%.

Throughout this time, the core strategy and thesis behind our development of Jarden has remained absolutely consistent. We set out to build a diverse portfolio of consumer brands that enjoy leading market positions in niche markets with strong historical cash flows and powerful brand equity. We have built a cohesive platform that today consists of over 100 leading household brand names, a collection of brands unrivaled in the consumer products sector. Throughout, we have held true to our core values, which we call the eight strands of Jarden's DNA. These core values form the heart of our operating platform that encourages teamwork, excellence and passion across business units. Jarden's DNA permeates each of the key functional areas, including new product development and innovation, marketing and sales, procurement and supply chain.

The proof of the success of our operating model is the growth our brands have enjoyed as part of the Jarden family. This success has been achieved based on long term investments in product innovation and our brands, not by cutting investment and infrastructure costs for short term gain. In fact, brand investment and research and development spending, both in terms of total dollars spent and as a percentage of sales, are at record levels as we continue to differentiate ourselves from our competitors. Compared to most Fortune 500 companies we have a unique entrepreneurial culture – our corporate office is well aware that we exist to service the needs of our operating businesses, not the other way around.

As a result of our strategy to continue to invest in our brands when our competitors were pulling back due to the recession, in 2010 Jarden grew its share of retail shelf space and produced record organic revenue, a greater than the entire revenue of the Company when I took office. This "investing for the long term" approach is why the strength of Jarden's collection of consumer brands is more powerful than ever before. We have reached our goal of having at least 30% of our sales come from products introduced in the last 36 months. Our increased scale and presence at retail, and the strong consumer takeaway of our authentic, value-added brands, are the direct result of go-to-market strategies implemented over the last several years.

The strategic investments we made during the economic downturn allowed our businesses to offer the innovation and creativity often lacking from other category suppliers. We recognized early that, while consumers had a heightened desire for value, they would not be fooled by items that were effectively inferior versions of existing old product at lower prices. We also recognized that the increased competitive environment and lower open-to-buys gave us the opportunity to distinguish our brands and products on what had often become overcrowded shelves.

Over the last decade we have allocated significant resources to try to understand our consumers better than our competitors, and in many cases better than our retailers. With these insights we are able to design a pipeline of new products that meets ever-changing needs and aspirations of

"Throughout, we have held true to our core values, which we call the eight strands of Jarden's DNA."

end users, and we tailor our marketing accordingly. As such, we continue to modernize how we communicate with consumers. To this end we are supplementing our traditional media channels with highly innovative consumer outreach initiatives, including viral marketing campaigns utilizing YouTube, Facebook, and other social media outlets. One small example of a successful campaign launched in 2010 was the development of an iPhone application providing cooking recipes for Crock-Pot® slow cooker users, which now has over 300,000 downloads.

Today, our three primary operating segments have become true market leaders in most of the categories they serve. Jarden Outdoor Solutions is now recognized as the largest sporting hard goods company in the world. Jarden Consumer Solutions is a recognized leader in a wide range of categories in small kitchen appliances, health and wellness and air purification, as well as one of the fastest growing pet care products businesses. Importantly, Jarden Branded Consumables has enhanced its leadership base significantly in 2010, on the back of high-value-added acquisitions.

Complementing our strong organic growth in 2010 were the acquisitions completed during the year. The most significant was Mapa Spontex, which closed in April. Jarden is a leader in the baby care industry and in household gloves and sponges. Building upon this presence in household cleaning supplies, we acquired Quickie Manufacturing Corporation, a leading supplier of household cleaning tools such as mops, brooms, brushes, and other stick and smallware supplies in December. Through this acquisition and together with our leading position in sponges and latex gloves, we now have a well rounded product line in household cleaning supplies to offer our retailers both domestically and internationally.

Another area of success in 2010 was our efficient access to the capital markets, continuing the work started in 2009 to ensure Jarden maintains a strong balance sheet for future growth. Throughout the year, we opportunistically accessed the debt



CONSUMER SOLUTIONS

is a market leading global provider of world-class products designed to simplify, improve and enhance the lives of consumers in and around the home. Our portfolio of brands is among the most recognized and trusted by consumers worldwide.

Our leading brands include Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®.

Office of the Chairman
(from left to right)

Ian G.H. Ashken *Vice Chairman and Chief Financial Officer*

James E. Lillie *President and Chief Operating Officer*

Martin E. Franklin *Chairman and Chief Executive Officer*

"As disciplined stewards of capital, our objective is to strike an appropriate balance between increased internal investment in new product development, debt repayment, additional acquisitions, share repurchases and dividend increases."

markets, extending the debt maturity profile of the Company. As disciplined stewards of capital, our objective is to strike an appropriate balance between increased internal investment in new product development, debt repayment, additional acquisitions, share repurchases and dividend increases. As the management team are significant shareholders, our interests regarding the optimal deployment of capital to help drive the long-term prosperity of Jarden are aligned with those of all shareholders.

What did all of this mean for Jarden in 2010? We produced record sales of $6 billion and record segment earnings of $710 million, both a 17% increase over 2009. We maintained our leverage ratio at less than 3x, as defined by our bank credit facility, and produced $289 million of cash flow from operations, finishing the year with nearly $700 million of cash on hand. Financially 2010 was a successful year for Jarden and, most importantly, we believe it positions us well to continue our top- and bottom-line growth in 2011.

Ian Ashken, my friend, colleague and partner, and I founded the concept of Jarden when we joined the company a decade ago. We have always seen business as a team sport and believe our most important assets go home every night. We are profoundly grateful for the efforts, tenacity and dedication of the Jarden workforce.

As Jarden has matured, we have continued to bring on outstanding talent to help execute our growth plan. As announced earlier this year, I have decided to assume the position of Executive Chairman following our 2011 Annual Meeting and James E. Lillie, Jarden's current President and Chief Operating Officer, who joined us eight years ago, will become Chief Executive Officer. I will continue to set Jarden's strategic and philosophical direction, and Jim will continue to focus on the successful day-to-day management of the business. The change should be seamless to the businesses, and I will continue to work with Ian and Jim within the "Office of the Chairman", which was created in 2005, to effectively lead the overall company.

While it is satisfying to look back at the successes of the past ten years, my real interest is in looking forward to how Jarden can continue to win in the future. Undoubtedly, future success will need to be based on our current operating plan: to invest in market-leading brands in niche categories; to leverage our low-cost, highly efficient operating platform; and to make disciplined, strategic acquisitions. We will continue to balance our drive for growth within the businesses with our desire to expand gross margins. We will also need to be flexible to stay ahead of new macro trends as they emerge. However, I believe Jarden's current market position and financial foundation provide us a strong platform from which to grow for the foreseeable future. It is then down to hard work and executing on our plan to determine whether we succeed. I think I speak for all Jarden's employees in saying how much we look forward to making the most of the opportunities that lie ahead and striving to create significant future value for our owners, the shareholders.

Respectfully yours,



Martin E. Franklin
Chairman and Chief Executive Officer


First Alert
Tundra
NUK
MAPA
Douceur Satinée
Bee
Bicycle

BRANDED CONSUMABLES

is a leading provider of primarily niche, market leading branded consumer products used in and around the home.

Our leading brands include Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex®, Tigex® and Tundra®.

5-Year Financial Highlights
($ in millions)


Net Sales
CAGR = 12%
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
$3,846
$4,660
$5,383
$5,153
$6,023
2006
2007
2008
2009
2010


Segment Earnings*
CAGR = 14%
$700
$600
$500
$400
$300
$200
$100
0
$419
$502
$609
$606
$710
2006
2007
2008
2009
2010

* Non-GAAP – For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 6.

Selected Financial Data

Jarden Corporation Annual Report 2010

The following tables set forth the Company's selected financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The selected financial data set forth below has been derived from the audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

	As of and for the Years Ended December 31,				
(In millions, except per share data)	2010*(b)(c)*	2009*(c)*	2008*(c)*	2007*(b)(c)*	2006*(c)*
STATEMENTS OF OPERATIONS DATA					
Net sales	$ 6,022.7	$ 5,152.6	$ 5,383.3	$ 4,660.1	$ 3,846.3
Operating earnings *(a)*	407.3	386.9	146.1	232.0	300.6
Interest expense, net	177.8	147.5	178.7	149.7	112.6
Loss on early extinguishment of debt	—	—	—	15.7	—
Income tax provision	122.8	110.7	26.3	38.5	82.0
Net income (loss) *(a)*	106.7	128.7	(58.9)	28.1	106.0
Basic earnings (loss) per share *(a)*	$ 1.20	$ 1.53	$ (0.78)	$ 0.39	$ 1.62
Diluted earnings (loss) per share *(a)*	$ 1.19	$ 1.52	$ (0.78)	$ 0.38	$ 1.59
OTHER FINANCIAL DATA					
Segment earnings *(a)(d)*	$ 710.1	$ 605.7	$ 609.4	$ 501.5	$ 419.0
Net cash provided by operating activities	289.0	641.1	249.9	304.8	236.0
Net cash provided by (used in) financing activities	480.2	(32.5)	104.6	680.6	4.4
Net cash used in investing activities	(883.1)	(130.6)	(175.5)	(972.6)	(277.5)
Depreciation and amortization	142.8	130.3	120.3	96.4	66.4
Capital expenditures	137.5	107.4	102.2	81.2	68.8
Cash dividends declared per common share *(e)*	0.33	0.15	—	—	—
BALANCE SHEET DATA					
Cash and cash equivalents	$ 695.4	$ 827.4	$ 392.8	$ 220.5	$ 202.6
Working capital *(f)*	1,693.6	1,503.5	1,374.7	1,269.8	839.6
Total assets	7,093.0	6,023.6	5,727.0	5,868.1	3,882.6
Total debt	3,240.6	2,666.2	2,868.3	2,747.3	1,441.0
Total stockholders' equity	1,820.5	1,766.8	1,384.2	1,538.6	1,257.4

(a) Includes the following significant items affecting comparability:

- *2010 includes: $70.6 million of non-cash charges related to the Company's Venezuela operations (see Note 1 to the consolidated financial statements); $42.3 million of acquisition-related and other charges (see item (c) below), primarily related to 2010 acquisitions; purchase accounting adjustments for $27.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions; and $19.7 million charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements).*
- *2009 includes: $22.9 million charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); and $52.3 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2008 includes: $283 million charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); and $59.8 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2007 includes: purchase accounting adjustments for $119 million of the elimination of manufacturer's profit in inventory charged to cost of sales; and $49.6 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2006 includes: purchase accounting adjustments for $10.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales; and $36.8 million of reorganization and acquisition-related integration cost (see item (c) below).*

Selected Financial Data
Jarden Corporation Annual Report 2010

(b) The results of Pure Fishing, Inc., K2 Inc., Mapa Spontex, Aero and Quickie are included from their dates of acquisition April 6, 2007, August 8, 2007, April 1, 2010, October 1, 2010 and December 17, 2010, respectively.

(c) Reorganization and acquisition-related integration cost include costs associated with exit or disposal activities, including costs of employee and lease terminations and facility closing or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments.

(d) Segment Earnings represents earnings before interest, taxes and depreciation and amortization, excluding certain reorganization and acquisition-related costs, impairment of goodwill and intangible assets, transaction costs, other items, non-cash Venezuela hyperinflationary and devaluation charges, mark-to-market net impact on non-hedged Euro denominated debt, fair value inventory adjustments, and loss on early extinguishment of debt. This non-GAAP financial measure is presented in this Annual Report because it is a basis upon which the Company's management has assessed its financial performance in the years presented. Additionally, the Company uses non-GAAP financial measures because the Company's credit agreement provides for certain adjustments in calculations used for determining whether the Company is in compliance with certain credit agreement covenants, including, but not limited to, adjustments relating to non-cash purchase accounting adjustments, certain reorganization and acquisition-related integration costs, impairment of goodwill and intangible assets, non-cash stock-based compensation costs and loss on early extinguishment of debt. Segment Earnings should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") that are presented in this Annual Report. A reconciliation of the calculation of Segment Earnings is presented below:.

Reconciliation of non-GAAP Measure:

	For the Years Ended December 31,				
(In millions)	2010	2009	2008	2007	2006
Net income (loss)	$ 106.7	$ 128.7	$ (58.9)	$ 28.1	$ 106.0
Income tax provision	122.8	110.7	26.3	38.5	82.0
Interest expense, net	177.8	147.5	178.7	149.7	112.6
Loss on early extinguishment of debt	—	—	—	15.7	—
Operating earnings	407.3	386.9	146.1	232.0	300.6
Adjustments to reconcile to Segment Earnings:					
Depreciation and amortization	142.8	130.3	120.3	96.4	66.4
Fair value adjustment to inventory	27.4	—	—	118.9	10.4
Venezuela hyperinflationary and devaluation charges	70.6	—	—	—	—
Reorganization costs, acquisition-related and other charges	42.3	48.5	59.8	54.2	41.3
Impairment of goodwill and intangibles	19.7	22.9	283.2	—	—
Other adjustments *(3)*	—	17.1	—	—	0.3
Segment Earnings *(1)(2)*	$ 710.1	$ 605.7	$ 609.4	$ 501.5	$ 419.0

(1) For 2009, Segment Earnings includes reorganization costs of $3.8 million related to the Consumer Solutions segment.

(2) During 2008, the Company modified the composition of Segment Earnings to include stock-based compensation. All prior periods have been restated to conform to the current presentation.

(3) Amount in 2009 represents executive stock compensation resulting from a strategic review of executive long-term incentive compensation.

(e) In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend starting in the third quarter of 2009.

(f) Working capital is defined as current assets (including cash) less current liabilities. For 2010, 2009, 2008, 2007 and 2006, working capital excluding cash was $998 million, $676 million, $982 million, $1.0 billion and $637 million, respectively.

Management's Discussion and Analysis
Jarden Corporation Annual Report 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Jarden's financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included in this Annual Report. Unless otherwise indicated, references in the following discussion to 2010, 2009 and 2008 are to Jarden's fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Overview

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of a broad range of consumer products. The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America.

The Outdoor Solutions segment manufactures or sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas and charcoal grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as inflatable boats, kayaks and tow-behinds. The Outdoor Solutions segment is also a leading provider of fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas®, Full Tilt®, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Helium®, Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high-performance technical and outdoor apparel and equipment under brand names such as CAPP3L®, ExOfficio®, K2®, Marker®, Marmot®, Planet Earth®, Ride®, Völkl® and Zoot®, and premium air beds under brand names including Aero®, Aerobed® and Aero Sport®.

The Consumer Solutions segment manufactures or sources, markets, and distributes a diverse line of household products, including kitchen appliances and personal care and wellness products for home use. This segment maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and Villaware®. The principal products in this segment include: clippers and trimmers for professional use in the beauty and barber and animal categories; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use; products for the hospitality industry; and scales for consumer use.

The Branded Consumables segment manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, brooms, brushes, buckets, children's card games, clothespins, collectible tins, condoms, cord, rope and twine, dusters, dust pans, feeding bottles, fencing, fire extinguishing products, firelogs and firestarters, home canning jars and accessories, kitchen matches, mops, other craft items, pacifiers, plastic cutlery, playing cards and accessories, rubber gloves and related cleaning products, safes, security cameras, security doors, smoke and carbon monoxide alarms, soothers, sponges, storage organizers and workshop accessories, teats, toothpicks, window guards and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, BRK®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Forster®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Lillo®, Loew-Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie Green Cleaning®, Quickie Home-Pro®, Quickie Microban®, Quickie Original®, Quickie Professional®, Spontex®, Tigex® and Wellington® brand names, among others.

The Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. Our materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and is the sole source supplier of copper plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Market Overview

The Company operates primarily in the consumer products markets, which are generally affected by overall economic conditions. Global economic weakness, a global recessionary economy and the corresponding effect on consumer confidence and demand each negatively affected sales both domestically and internationally in 2009. The adverse impact on sales somewhat abated during 2010 as global economic conditions have been stabilizing.

Summary of Significant 2010 Activities

- In January 2010, the Company completed a registered public offering for $492 million aggregate principal amount of 7 1/2% senior subordinated notes due 2020 and received approximately $476 million in net proceeds.
- In April 2010, the Company completed the acquisition of the Mapa Spontex Baby Care and Home Care businesses ("Mapa Spontex") of Total S.A. ("Total"), through the acquisition of certain of Total's subsidiaries. Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Argentina, Brazil and Europe in the core categories it serves.
- In July 2010, the Company entered into an amendment to its securitization facility that increased maximum borrowings from $250 million to $300 million and extended the term for three years until July 2013.
- In August 2010, the Company entered into an amendment to the Company's senior secured credit facility. The amendment, in part, extended the maturity date of $364 million principal amount of existing term loans from January 2012 to January 2015; increased the gross availability under the existing revolving credit facility from $100 million to $150 million and extended the maturity date until January 2015.
- In November 2010, the Company completed a registered public offering for $300 million aggregate principal amount of 6 1/8% senior notes due 2022 and received approximately $294 million in net proceeds.
- During the fourth quarter, the Company completed two tuck-in acquisitions, the acquisitions of Aero Products International, Inc. ("Aero"), a leading provider of premium, air-filled mattresses and Quickie Manufacturing Corporation ("Quickie"), a leading supplier and distributor of innovative cleaning tools and supplies.

Acquisitions

Consistent with the Company's historical acquisition strategy, to the extent the Company pursues future acquisitions, the Company intends to focus on businesses with product offerings that provide geographic or product diversification, or expansion into related categories that can be marketed through the Company's existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies. Furthermore, the Company expects that acquisition candidates would demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenue. The Company anticipates that the fragmented nature of the consumer products market will continue to provide opportunities for growth through strategic acquisitions of complementary businesses. However, there can be no assurance that the Company will complete an acquisition in any given year or that any such acquisition will be significant or successful. The Company will only pursue a candidate when it is deemed to be fiscally prudent and that meets the Company's acquisition criteria. The Company anticipates that any future acquisitions would be financed through any combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings.

2010 Activity

On April 1, 2010, the Company acquired Mapa Spontex from Total, through the acquisition of certain of Total's subsidiaries for a Euro purchase price of approximately €200 million (approximately $275 million), subject to certain adjustments (the "Acquisition"). The total value of the transaction, including debt assumed and or repaid, was approximately €305 million (approximately $415 million). Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Argentina, Brazil and Europe in the core categories it serves. Its baby care portfolio includes feeding bottles, soothers, teats and other infant accessories sold primarily under the Fiona®, First Essentials®, Lillo®, NUK® and Tigex® brands; and health care products, including condoms sold under the Billy Boy® brand. Its home care portfolio includes sponges, rubber gloves and related cleaning products for industrial, professional and retail uses sold primarily under the Mapa® and Spontex® brands. The Acquisition is expected to expand the Company's product offerings and distribution channels into new, attractive categories and further diversify revenue streams and increase the Company's international presence. The Acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. Mapa Spontex is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from April 1, 2010 (the "Acquisition Date").

In addition, the Company completed three tuck-in acquisitions during 2010. On October 1, 2010, the Company acquired Aero, a leading provider of premium, air-filled mattresses under brand names including Aero®, Aerobed® and Aero Sport®. The acquisition of Aero is expected to expand distribution channels, as well as expand the Company's current Coleman product offerings of indoor and outdoor air beds and accessories. Aero is reported in the Company's Outdoor Solutions segment and is included in the Company's results of operations from October 1, 2010. On December 17, 2010 the Company acquired Quickie, a leading supplier and distributor of innovative cleaning tools and supplies. Quickie designs, manufactures and distributes cleaning products including mops, brooms, dusters, dust pans, brushes, buckets and other supplies, for traditional in-home use, as well as commercial and contractor-grade applications sold primarily under the leading brands Quickie Original®, Quickie Home-Pro®, Quickie Professional®, Quickie Microban® and Quickie Green Cleaning®. The Quickie acquisition complements the Mapa Spontex acquisition by combining Quickie's leading domestic position in household stick and smallware cleaning supplies with

Mapa Spontex's leading international position in gloves and sponges and provides the Company with a complete product line in conventional cleaning supplies to offer our retailers both domestically and internationally. Quickie is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from December 17, 2010. The combined cash purchase price, net of cash acquired, for the Aero and Quickie acquisitions was approximately $270 million, subject to certain adjustments. Additionally, during 2010, the Company completed another tuck-in acquisition. All three tuck-in acquisitions were complementary to the Company's core businesses and from an accounting standpoint were not significant.

2009 Activity

During 2009, the Company completed three tuck-in acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant.

2008 Activity

The Company did not complete any acquisitions during 2008.

Venezuela Operations

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food and medicine, changed from 2.15 to 2.60 Bolivars per U.S. dollar, while payments for other non-essential goods moved to an official exchange rate of 4.30 Bolivars per U.S. dollar. As such, beginning in 2010, the financial statements of the Company's subsidiaries operating in Venezuela are remeasured at and are reflected in the Company's consolidated financial statements at the official exchange rate of 4.30 Bolivars per U.S. dollar, which is the Company's expected settlement rate.

As a result of the change in the official exchange rate to 4.30 Bolivars per U.S. dollar, the Company recorded a non-cash pre-tax loss of $14.0 million in 2010, primarily reflecting the write-down of monetary assets as of January 1, 2010. This charge is classified in selling, general and administrative costs ("SG&A").

In March 2010, the Securities and Exchange Commission (the "SEC") provided guidance on certain exchange rate issues specific to Venezuela. This SEC guidance, in part, requires that any differences between the amounts reported for financial reporting purposes and actual U.S. dollar denominated balances that may have existed prior to the application of the highly inflationary accounting requirements (effective January 1, 2010 for the Company) should be recognized in the income statement. As a result of applying this SEC guidance, the results of operations for 2010 include a non-cash charge of $56.6 million related to remeasuring $32.0 million of U.S. dollar denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. This charge is classified in SG&A. At December 31, 2009, and prior to the application of the accounting guidance for operating in a highly inflationary economy, the $56.6 million was deferred and recorded in other assets. This SEC guidance was codified by the Financial Accounting Standards Board (the "FASB") in May 2010, with the issuance of Accounting Standards Update ("ASU") 2010-19.

The transfers of funds out of Venezuela are subject to restrictions, and historically payments for certain imported goods and services have been required to be transacted by exchanging Bolivars for U.S. dollars through securities transactions in the more unfavorable parallel market rather than at the more favorable official exchange rate. During the third quarter of 2010, the parallel market was discontinued and replaced with the newly created and government regulated System of Transactions in Foreign Currency Denominated Securities ("SITME") market. Historically, the majority of the Company's purchases have qualified for the official exchange rate. As such, the Company has been able to convert Bolivars at the official exchange rate and, based upon this ability, the Company does not expect further changes in the SITME market to have a material impact on the consolidated financial position, results of operations or cash flows of the Company. While the timing of government approval for settlement of payables at the official rate varies, the Company believes these payables will ultimately be approved and settled at the official exchange rate based on past experience. However, if in the future, further restrictions require the Company's subsidiaries operating in Venezuela to convert an increasing amount of the Bolivar cash balances into U.S. dollars using the more unfavorable exchange rate, it could result in currency exchange losses that may be material to the Company's results of operations. At December 31, 2010, the Company's subsidiaries operating in Venezuela have approximately $17 million in cash denominated in U.S. dollars and cash of approximately $36 million held in Bolivars converted at the official exchange rate of 4.30 Bolivars per U.S. dollar.

Effective January 1, 2010, the Company's subsidiaries operating in Venezuela are considered under GAAP to be operating in a highly inflationary economy based on the use of the blended National Consumer Price Index (a blend of the National Consumer Price Index subsequent to January 1, 2008 and the Consumer Price Index for Caracas and Maracaibo prior to January 1, 2008), as the Venezuela economy exceeded the three year cumulative inflation rate of 100%. The Company's financial statements of its subsidiaries operating in Venezuela are remeasured as if their functional currency were the U.S. dollar. As such, gains and losses resulting from the remeasurement of monetary assets and liabilities are reflected in current earnings.

While the likelihood or amount of a future devaluation in Venezuela is unknown, for illustrative purposes if the Company translated the results of operations for the Venezuela subsidiaries for 2010 assuming an additional 50% devaluation versus using the actual official exchange rate of 4.30 in effect during that period, the Company's consolidated net sales for 2010 would have been reduced by less than 1%.

Consolidated Results of Operations

(In millions)	2010	2009	2008
	Years Ended December 31,		
Net sales	$ 6,022.7	$ 5,152.6	$ 5,383.3
Cost of sales	4,383.9	3,726.6	3,880.5
Gross profit	1,638.8	1,426.0	1,502.8
Selling, general and administrative expenses	1,211.8	963.9	1,013.7
Reorganization and acquisition-related integration costs, net	—	52.3	59.8
Impairment of goodwill and intangibles	19.7	22.9	283.2
Operating earnings	407.3	386.9	146.1
Interest expense, net	177.8	147.5	178.7
Income (loss) before taxes	229.5	239.4	(32.6)
Income tax provision	122.8	110.7	26.3
Net income (loss)	$ 106.7	$ 128.7	$ (58.9)

Results of Operations—Comparing 2010 to 2009

	Net Sales		Operating Earnings (Loss)	
	Years Ended December 31,			
(In millions)	2010	2009	2010	2009
Outdoor Solutions	$ 2,518.7	$ 2,311.8	$ 228.6	$ 161.6
Consumer Solutions	1,869.6	1,835.9	233.4	260.4
Branded Consumables	1,345.3	792.1	109.0	60.0
Process Solutions	342.7	262.6	25.0	18.7
Corporate	—	—	(188.7)	(113.8)
Intercompany eliminations	(53.6)	(49.8)	—	—
	$ 6,022.7	$ 5,152.6	$ 407.3	$ 386.9

Net sales for 2010 increased $870 million, or 16.9%, to $6.0 billion versus the same prior year period. The overall increase in net sales was primarily due to the Acquisition (approximately $539 million), improved retail environment, favorable weather conditions, improved point of sale in certain product categories, expanded product offerings, and increased demand internationally, partially offset by unfavorable foreign currency translation of approximately $42 million, which includes the unfavorable foreign currency translation of approximately $88 million related to the currency devaluation in Venezuela (see "Venezuela Operations"). Net sales in the Outdoor Solutions segment increased $207 million, or 9.0%, primarily as the result of improved sales in the Coleman and fishing businesses; improved sales in the winter sports and technical apparel businesses, due primarily to increased category space at certain major domestic retailers; expanded product offerings; increased point of sales, increased demand internationally; overall economic improvement, favorable weather conditions and favorable foreign currency translation (approximately $14 million); partially offset by the exiting of two business lines (approximately $54 million). Net sales in the Consumer Solutions segment increased $33.7 million, or 1.8%, primarily as the result of increased demand domestically, especially in the beverage and food preparation categories and certain personal care and wellness categories, which is primarily due to new product placements; increased point of sales; increased sell through for seasonal products at certain major retailers; increased demand internationally, excluding Venezuela, primarily due to overall economic improvement, new institutional sales and increased promotional activity; offset by unfavorable foreign currency translation (approximately $61 million), which includes the unfavorable impact of approximately $81 million related to the currency devaluation in Venezuela (see "Venezuela Operations"). Net sales in the Branded Consumables segment increased $553 million, or 69.8%, which is mainly due to the Acquisition, improvements in the safety and security business and new product placements, including safes and shredders and favorable foreign currency translation (approximately $6 million). Net sales in the Process Solutions segment increased 30.5% on a year over year basis, primarily due to an increase in the pass through pricing of commodities and increases in coinage and monofilament due to improved market conditions.

Cost of sales increased $657 million to $4.4 billion for 2010 versus the same prior year period. The increase is primarily due to the Acquisition (approximately $342 million), improved sales and the inclusion of a $27.4 million charge during 2010, related to a purchase accounting adjustment, primarily due to the Acquisition, for the elimination of manufacturer's profit in inventory that requires the fair value of the inventory acquired to be valued at the sales price of the finished inventory, less costs to complete and a reasonable profit allowance for selling effort. Cost of sales as a percentage of net sales for 2010 and 2009 was 72.8% and 72.3%, respectively (72.3% for 2010 excluding the charge for the elimination of manufacturer's profit in inventory). Cost of sales as a percentage of net sales for 2010 was negatively affected as a result of the currency devaluation in Venezuela (see "Venezuela Operations"). Cost of sales as a percentage of net sales for 2009 was also negatively affected by the sell through during the first quarter of 2009 of higher cost inventory that was built in 2008 during a significant rise in commodity prices.

SG&A increased $248 million, or 25.7%, to $1.2 billion for 2010 versus the same prior year period. The change is primarily due to the Acquisition; $70.6 million of charges related to the Company's Venezuela operations (see "Venezuela Operations"); and acquisition-related and other charges ($33.8 million), primarily associated with acquisitions, partially offset by a decrease in stock-based compensation ($17.0 million) and gains recognized on derivatives not designated as effective hedges ($10.6 million). Additionally, the Company recorded a fair value adjustment related to the recovery of a long-term note from a prior investment, partially offset by a fair value adjustment of a lease termination.

Operating earnings for 2010 in the Outdoor Solutions segment increased $67.0 million, or 41.5%, versus the same prior year period primarily due to a net gross margin increase (approximately $45 million) due to higher sales, partially offset by other costs and a $48.5 million decrease in reorganization costs, partially offset by an increase in SG&A ($26.5 million). Operating earnings for 2010 in the Consumer Solutions segment decreased $27.0 million, or 10.4%, versus the same prior year period primarily as the result of the unfavorable impact on gross margins (approximately $52 million) primarily related to the currency devaluation in Venezuela (see "Venezuela Operations"), partially offset by a gross margin increase (approximately $25 million) due to higher sales and a $3.8 million decrease in reorganization costs. Operating earnings for 2010 in the Branded Consumables segment increased $49.0 million, or 81.7%, versus the same prior year period primarily due to the impact of the Acquisition, a net gross margin increase (approximately $10 million) due to higher sales, a $4.9 million decrease in SG&A, excluding the impact of the Acquisition and a decrease in impairment charges for goodwill and intangible assets ($3.8 million), partially offset by the purchase accounting adjustment for the elimination of manufacturer's profit in inventory ($24.7 million). Operating earnings for 2010 in the Process Solutions segment increased $6.3 million, or 33.7%, versus the same prior year period primarily as the result of the gross margin impact of higher sales, partially offset by an increase in SG&A ($6.7 million).

For 2010, the Company did not incur any reorganization costs as the reorganization plans from prior periods have been completed. For 2009, reorganization costs were $52.3 million. The majority of these charges ($48.5 million) relate to plans initiated for 2009 to rationalize the overall cost structure of the Outdoor Solutions segment. The Company also recorded reorganization costs ($3.8 million) during 2009 within the Consumer Solutions segment for headcount reductions related to cost reduction initiatives.

During 2010, the Company recorded non-cash charges of $19.7 million to reflect the impairment of goodwill and certain intangible assets. The most significant of which was a non-cash charge of $17.3 million recorded during the second quarter of 2010 within the Branded Consumables segment to reflect impairment of goodwill in this segment's Arts and Crafts business. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins due to a decline in 2010 of forecasted sales to a major customer.

Net interest expense increased by $30.3 million to $178 million for 2010 versus the same prior year period due to higher levels of outstanding debt versus the same prior year period and an increase in the Company's weighted average interest rate for 2010 to 5.8% from 5.4% in 2009.

The Company's reported tax rate for 2010 and 2009 was 53.5% and 46.2%, respectively. The increase from the statutory tax rate to the reported tax rate for 2010 results principally from the tax expense ($29.7 million) due to non-deductible charges primarily related to the currency devaluation in Venezuela and from the translation of U.S. dollar denominated net assets in Venezuela (see "Venezuela Operations") and a tax charge ($7.2 million) related to non-deductible transaction costs attributable to the Acquisition, partially offset by the tax benefit ($14.2 million) related to the reversal of a deferred tax liability attributable to the reduction of Venezuelan earnings considered as not permanently reinvested. The difference from the statutory tax rate to the reported tax rate for 2009 results principally from the U.S. tax expense of $25.7 million recognized on the undistributed foreign income, and $18.5 million recognized on the distributed foreign income, less a $12.9 million benefit attributable to local Venezuela inflationary adjustments and tax-exempt earnings.

Net income for 2010 deceased $22.0 million to $107 million versus the same prior year period. For 2010 and 2009, diluted earnings per share were $1.19 and $1.52, respectively. The decrease in net income was primarily due to the non-cash charges related to the Company's Venezuela operations ($70.6 million), the purchase accounting adjustment for the elimination of manufacturer's profit in inventory ($27.4 million), acquisition-related and other charges ($42.3 million) and an increase in interest expense ($30.3 million), partially offset by higher sales, incremental earnings from the Acquisition and a decrease in reorganization costs ($52.3 million).

Results of Operations—Comparing 2009 to 2008

	Net Sales		Operating Earnings (Loss)	
	Years Ended December 31,			
(In millions)	2009	2008	2009	2008
Outdoor Solutions	$ 2,311.8	$ 2,481.0	$ 161.6	$ 172.3
Consumer Solutions	1,835.9	1,812.9	260.4	150.5
Branded Consumables	792.1	804.9	60.0	(108.0)
Process Solutions	262.6	348.6	18.7	21.2
Corporate	—	—	(113.8)	(89.9)
Intercompany eliminations	(49.8)	(64.1)	—	—
	$ 5,152.6	$ 5,383.3	$ 386.9	$ 146.1

Net sales for 2009 decreased $231 million, or 4.3%, to $5.2 billion versus the same prior year period. The overall decrease in net sales was primarily due to unfavorable foreign currency translation (approximately $89.7 million), a 24.7% ($86.0 million) decline in sales in the Process Solutions segment, due primarily to a decline in the pass-through pricing of commodities and lower coinage and OEM sales, which is typical in a recessionary environment and declines in domestic and international sales resulting from overall macroeconomic weakness. Net sales in the Outdoor Solutions segment decreased $169 million or 6.8%, primarily as the result of unfavorable foreign currency translation (approximately $48 million) and declines in domestic and international sales resulting from overall economic weakness. Net sales in the Consumer Solutions segment increased $23.0 million or 1.3%, which was primarily due to increased demand in the small appliance and certain personal care and wellness categories, which was primarily due to gains in category space at certain major retailers, certain marketing efforts and new product introduction, partially offset by unfavorable foreign currency translation (approximately $29 million) and decreased demand internationally, primarily in Latin America, resulting from overall economic weakness. Net sales in the Branded Consumables segment decreased $12.8 million or 1.6%, which was mainly due to unfavorable foreign currency translation (approximately $9 million), continued weakness at retail, primarily at domestic home improvement retailers resulting from overall economic weakness, partially offset by improved sales of Ball® and Kerr® fresh preserving products, which has been driven in part, by the consumer trend of looking to save money, combined with the Company's marketing efforts celebrating the 125th anniversary of the Ball® jar.

Cost of sales for 2009 decreased $154 million to $3.7 billion versus the same prior year period. Cost of sales as a percentage of net sales for 2009 and 2008 was 72.3% and 72.1%, respectively. The impact due to the sell through, primarily during the first quarter of 2009, of higher cost inventory which was built in 2008 during the unprecedented rise in commodity prices was offset by lower commodity prices in 2009, maintaining inventory at levels consistent with our working capital goals and the realization of cost reductions from prior integration and ongoing continuous improvement programs.

SG&A for 2009 decreased $49.8 million, or 4.9%, to $964 million versus the same prior year period. The improvement was primarily due to cost containment efforts initiated by the Company in 2009 as a result of the macroeconomic conditions, partially offset by an incremental increase stock-based compensation for 2009 ($20.7 million) versus 2008. SG&A as a percentage of net sales for 2009 and 2008 was 18.7% and 18.8%, respectively.

Operating earnings for 2009 in the Outdoor Solutions segment decreased $10.7 million or 6.2%, versus the same prior year period primarily as the result of the gross margin impact of lower sales and a $15.9 million increase in reorganization costs, partially offset by a decrease in SG&A ($53.5 million) and a decrease in impairment charges for goodwill and intangible assets ($29.4 million). Operating earnings for 2009 in the Consumer Solutions segment increased $110 million or 73.0%, versus the same prior year period primarily as the result of a decrease in impairment charges for goodwill and intangible assets ($76.3 million), lower SG&A ($22.4 million) and improved gross margins, partially offset by increased reorganization costs ($3.7 million). Operating earnings for 2009 in the Branded Consumables segment increased $168 million or 155.5%, versus the same prior year period primarily as the result of a decrease in impairment charges for goodwill and intangible assets ($155 million) and a decrease in reorganization costs ($10.7 million). Operating earnings in the Process Solutions segment for 2009 decreased $2.5 million or 11.8%, versus the same prior year period primarily as the result of the gross margin impact of lower sales, partially offset by a decrease of SG&A ($2.9 million) and reorganization costs ($8.9 million).

Reorganization costs for 2009 decreased by $7.5 million to $52.3 million versus the same prior year period. The majority of these charges ($48.5 million) relate to plans to rationalize the overall cost structure of the Outdoor Solutions segment. These plans consist of restructuring the Company's domestic and European paintball operations, realigning distribution and warehouse facilities both domestically and in Europe, rationalizing manufacturing operations in the Far East and integrating various 2009 tuck-in acquisitions. The Company also recorded reorganization costs ($3.8 million) during 2009 within the Consumer Solutions segment for headcount reductions related to cost reduction initiatives.

In the fourth quarter of 2009, the Company's impairment test resulted in a non-cash charge of $12.8 million to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment charge was recorded within the Arts and Crafts business unit. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in the business.

The Company's impairment test in 2009 resulted in a non-cash charge of $10.1 million to reflect impairment of intangible assets related to certain of the Company's tradenames. The impairment charge was allocated to the Company's reporting segments as follows:

(In millions)	Year Ended December 31, 2009
Impairment of intangibles:	
Outdoor Solutions	$ 0.8
Branded Consumables	9.3
	$ 10.1

In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports business, primarily a result of the abandonment of a minor tradename. In the Branded Consumables segment the impairment charge recorded relates to certain tradenames associated with this segment's Firelog and Safety and Security businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the deterioration of revenues and margins related to these tradenames.

Net interest expense for 2009 decreased by $31.2 million to $148 million versus the same prior year period, primarily due to a decrease in the weighted average interest rate for 2009 to 5.4% from 6.4% in 2008. The decrease in the weighted average interest rate was due to a decline in short-term variable interest rates (LIBOR) combined with the maturity of $725 million notional amount of fixed rate interest rate swaps during 2009.

The Company's reported tax rate for 2009 and 2008 was 46.2% and (80.7%), respectively. The difference from the statutory tax rate to the reported tax rate for 2009 results principally from the U.S. tax expense of $25.7 million recognized on the undistributed foreign income, and $18.5 million recognized on the distributed foreign income, less a $12.9 million benefit attributable to local Venezuela inflationary adjustments and tax-exempt earnings. The difference from the statutory tax rate to the reported tax rate for 2008 results principally from the tax charge related to the impairment of goodwill ($33.4 million) and from U.S. tax expense ($14.0 million) recognized on undistributed foreign income.

Net income for 2009 increased $188 million to $129 million versus the same prior year period. For 2009 and 2008 diluted earnings (loss) per share were $1.52 and ($0.78), respectively. The increase in net income (loss) was primarily due to the incremental decrease in 2009 of the charge recorded for the impairment of goodwill and intangibles ($260 million), the aforementioned decreases in SG&A and interest expense, partially offset the increase in the diluted weighed average shares outstanding in 2009 resulting from the issuance of 12.0 million shares of common stock from the Company's equity offering in April 2009.

Financial Condition, Liquidity and Capital Resources

LIQUIDITY

The Company believes that its cash and cash equivalents, cash generated from operations and the availability under its senior secured credit facility (the "Facility") and the credit facilities of certain foreign subsidiaries as of December 31, 2010, provide sufficient liquidity to support working capital requirements, planned capital expenditures, debt obligations, completion of current and future reorganization and acquisition-related integration programs and pension plan contribution requirements and for the foreseeable future.

In August 2010, the Company increased its liquidity as it entered into an amendment to the Facility that, in part, extended the maturity date of approximately $364 million principal amount of existing term loans from January 2012 to January 2015 through the creation of a new Term B5 tranche of the Facility; increased the gross availability under the existing revolving credit facility from $100 million to $150 million; and extended the maturity date of the revolving credit facility until January 2015. The Term B5 loans bear interest of LIBOR plus 3.25%.

Cash Flows from Operating Activities

Net cash provided by operating activities was $289 million and $641 million for 2010 and 2009, respectively. The change is primarily due to a higher year over year inventory build as the Company returns to growing its sales, which results in higher inventory levels; the impact of the $27.4 million purchase accounting adjustment for the elimination of manufacturer's profit in inventory that requires the fair value of the inventory acquired to be valued at the sales price of the finished inventory, less costs to complete and a reasonable profit allowance for selling effort; and an increase in pension contributions of approximately $34 million, which includes approximately $14 million related to the settlement of a domestic pension plan, partially offset by improved operating results and the impact of the Acquisition. The Company's inventory at December 31, 2009 was maintained at lower levels, as a result of the anticipated demand decline due to the global recessionary environment.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities for 2010 and 2009 was $480 million and ($32.5) million, respectively. The change is primarily due the proceeds from the issuance of long-term debt in excess of payments on long-term debt ($525 million) during 2010 and the impact of the incremental net change in short-term debt on a year-over-year basis ($210 million), partially offset by the proceeds from issuance of common stock, net of transaction fees, during 2009 ($203 million) and the year-over-year increase in the repurchase of the Company's common stock and shares tendered for taxes ($38.7 million) and the year-over-year increase of dividends paid ($22.1 million).

Cash Flows from Investing Activities

Net cash used in investing activities was $883 million and $131 million for 2010 and 2009, respectively. Cash used for the acquisition of businesses, net of cash acquired and earnout payments for 2010 increased approximately $742 million over the same period due to acquisitions. For 2010, capital expenditures were $138 million versus $107 million in 2009. The Company has historically maintained capital expenditures at less than 2% of net sales. Subsequent to the Acquisition, the annualized capital expenditure run-rate is expected to be approximately 2.5% of net sales.

Dividends

In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend. In December 2010, the Board declared a quarterly cash dividend of $0.0825 per share of the Company's common stock, or $7.3 million, paid on January 31, 2011 to stockholders of record as of the close of business on January 3, 2011. Cash dividends paid to stockholders in 2010 and 2009 were $28.7 million and $6.6 million, respectively. For 2010, the Company's total annual dividend of $0.33 per share of common stock represents a 10% increase over the 2009 annualized run rate. The actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board each quarter after its review of the Company's financial performance.

CAPITAL RESOURCES

At December 31, 2010 and 2009, the Company had cash and cash equivalents of $695 million and $827 million, respectively. At December 31, 2010, there was no amount outstanding under the revolving credit portion of the Facility. At December 31, 2010, net availability under the Facility was approximately $102 million, after deducting approximately $48 million of outstanding standby and commercial letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving portion of the Facility. At December 31, 2010, the annual commitment fee on unused balances was 0.375%.

In November 2010, the Company completed a registered public offering for $300 million aggregate principal amount of 6 1/8% senior notes due 2022 and received approximately $294 million in net proceeds. The net proceeds will be used for general corporate purposes. Beginning in November 2015, the Company may redeem all or part of these 6 1/8% senior notes due 2022 at specified redemption prices ranging from approximately 100% to 103% of the principal amount, plus accrued and unpaid interest to the date of redemption. These notes are subject to similar restrictive and financial covenants as the Company's existing senior notes and senior subordinated notes.

On January 20, 2010, the Company completed a registered public offering for $492 million aggregate principal amount of 7 1/2% senior subordinated notes due 2020 and received approximately $476 million in net proceeds. The offering consisted of two tranches: a U.S. dollar tranche with aggregate principal amount of $275 million and a Euro dollar tranche with aggregate principal amount of €150 or approximately $217 million. The Company used the net proceeds to repay $250 million of the Facility term loans, with the balance to be used for general corporate purposes. Beginning in January 2015, the Company may redeem all or part of these 7 1/2% senior subordinated notes due 2020 at specified redemption prices ranging from approximately 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. These notes are subject to similar restrictive and financial covenants as the Company's existing senior notes and senior subordinated notes.

In July 2010, the Company entered into an amendment to the Company's receivables purchase agreement (the "Securitization Facility") that increased maximum borrowings under the Securitization Facility from $250 million to $300 million and extended the term for three years until July 2013. Following the renewal, the borrowing rate margin is 2.0% and the unused line fee is 0.95% per annum. At December 31, 2010, the Securitization Facility had outstanding borrowings totaling $300 million.

Certain foreign subsidiaries of the Company maintain working capital lines of credit with their respective local financial institutions for use in operating activities. At December 31, 2010, the aggregate amount available under these lines of credit totaled approximately $88 million.

The Company was not in default of any of its debt covenants (see Note 9 to the consolidated financial statements) as of December 31, 2010.

In March 2010, the Board authorized a $50 million increase in the Company's existing stock repurchase program to allow the Company to repurchase an aggregate of up to $150 million of its common stock. During, 2010, the Company repurchased approximately 1.4 million shares of its common stock under this stock repurchase program at an average price of $29.62 per share. At December 31, 2010, approximately $55 million remains available under this stock repurchase program.

In April 2009, the Company completed an equity offering of 12.0 million newly-issued shares of common stock at $17.50 per share. The net proceeds to the Company, after the payment of underwriting discounts and other expenses of the offering, was approximately $203 million.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about the Company's contractual obligations as of December 31, 2010 and the periods in which payments are due. Certain of these amounts are not required to be included in its consolidated balance sheets:

		Year(s)			
(In millions)	Total	1	2-3	4-5	After 5
Debt *(1)*	$ 4,110.1	$ 544.3	$ 385.1	$ 1,130.0	$ 2,050.7
Operating leases	335.4	65.3	105.5	77.4	87.2
Unconditional purchase obligations	65.2	41.3	17.6	5.9	0.4
Other current and non-current obligations	27.6	19.3	1.7	1.7	4.9
Total	$ 4,538.3	$ 670.2	$ 509.9	$ 1,215.0	$ 2,143.2

(1) These amounts reflect scheduled principal payments and the expected future interest expense related to the debt at December 31, 2010 that carries a fixed rate of interest. As of December 31, 2010, approximately $1.9 billion of the Company's debt is considered fixed-rate debt, by nature or through use of interest rate swaps. As of December 31, 2010, approximately $1.3 billion of the Company's debt is considered variable-rate debt, by nature or through use of interest rate swaps with a weighted average interest rate of approximately 4.7%. For further information regarding the Company's debt and interest rate structure, refer to Note 9 – "Debt" and Note 10 – "Derivative Financial Instruments" to the consolidated financial statements.

The table above does not reflect tax reserves and accrued interest thereon of $51.6 million and $4.1 million, respectively, as the Company cannot reasonably predict the timing of the settlement of the related tax positions beyond 2011. See Note 12 "Taxes on Income" to the consolidated financial statements for additional information on the Company's unrecognized tax benefits at December 31, 2010.

Commercial commitments are items that the Company could be obligated to pay in the future and are not included in the above table. At December 31, 2010, the Company had approximately $48 million in standby and commercial letters of credit that expire through September 2012.

Risk Management

From time to time, the Company enters into derivative transactions to hedge its exposures to interest rate, foreign currency rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

Interest Rate Contracts

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Fair Value Hedges

At December 31, 2010, the Company has $350 million notional amount outstanding in swap agreements that exchange a fixed rate of interest for variable rate of interest (LIBOR) plus an average spread of approximately 480 basis points. These floating rate swaps, which were entered into during the fourth quarter of 2010, are designated as fair value hedges against $350 million of principal on the 7 1/2% senior subordinated notes due 2017 for the remaining life of these notes. The effective portion of the fair value gains or losses on these swaps is offset by fair value adjustments in the underlying debt.

During 2010, the Company terminated $625 million notional amount outstanding in swap agreements that exchange a fixed rate of interest for a variable rate of interest and received $3.1 million in net proceeds. These floating rate swaps were not designated as effective hedges for accounting purposes and the fair market value gains are included in the results of operations.

Cash Flow Hedges

During 2010, the Company entered into a $200 million notional amount forward-starting interest rate swap, which became effective commencing December 31, 2010, that exchanges a variable rate of interest (LIBOR) for a fixed rate of interest of approximately 1.4% over the term of the agreement, which matures on December 31, 2013. Additionally, during 2010, the Company entered into a $200 million notional amount forward-starting interest rate swap, that becomes effective commencing December 30, 2011, that will exchange a variable rate of interest (LIBOR) for an average fixed rate of interest of approximately 1.8% over the term of the agreement, which matures on December 31, 2013.

At December 31, 2010, the Company has $650 million notional amount outstanding in swap agreements (including the $200 million notional amount forward-starting swap that becomes effective commencing December 30, 2011) that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments and have maturity dates through December 2013. At December 31, 2010 the weighted average fixed rate of interest on these swaps, excluding the forward-starting swap, was approximately 1.7%. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income (loss) ("AOCI").

Cross-Currency Contracts

The Company uses cross-currency swaps to hedge foreign currency risk on certain U.S. dollar-based debt of foreign subsidiaries. At December 31, 2010, the Company had a $22.4 million notional amount cross-currency swap outstanding that exchanges Canadian dollars for U.S. dollars. This swap exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap is designated as fair value hedge on a U.S. dollar-based term loan of a Canadian subsidiary. Changes in the fair market value of this cross-currency swap are recorded as an offset to the corresponding long-term debt.

Forward Foreign Currency Contracts

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales and have maturity dates through September 2012. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of AOCI and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statements of operations as the underlying hedged item. At December 31, 2010, the Company had approximately $559 million notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales.

At December 31, 2010, the Company had outstanding approximately $76 million notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through March 2012. Fair market value gains or losses are included in the results of operations.

In January 2010, the Company entered into foreign currency contracts to purchase €125 million as a hedge against the Euro purchase price of the Acquisition. These foreign currency contracts, which matured on April 1, 2010, were not designated as effective hedges for accounting purposes and an $8.5 million fair market value loss was recognized and included in the results of operations.

Commodity Contracts

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These commodity-based derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. At December 31, 2010, the Company had outstanding $6.6 million notional amount of commodity-based derivatives that are not designated as effective hedges for accounting purposes and have maturity dates through June 2011. Fair market value gains or losses are included in the results of operations.

The following table presents the fair value of derivative financial instruments as of December 31, 2010:

(In millions)	December 31, 2010 Asset (Liability)
Derivatives designated as effective hedges:	
Cash flow hedges:	
Interest rate swaps	$ (5.3)
Foreign currency contracts	(14.4)
Fair value hedges:	
Interest rate swaps	(10.2)
Cross-currency swaps	(4.1)
Subtotal	(34.0)
Derivatives not designated as effective hedges:	
Foreign currency contracts	(1.3)
Commodity contracts	0.9
Subtotal	(0.4)
Total	$ (34.4)

Significant Accounting Policies and Critical Estimates

The Company's financial statements are prepared in accordance with GAAP, which require us to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all its accounting policies. The Company's significant accounting policies are more fully described in Note 1—Business and Significant Accounting Policies. The following represents a summary of the Company's critical accounting policies, defined as those policies that the Company believes are the most important to the portrayal of its financial condition and results of operations, and/or require management's significant judgments and/or estimates. In many cases, the accounting treatment for a particular transaction is specifically directed by GAAP with no need for management's judgment in their application.

Revenue Recognition and Allowance for Product Returns

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based upon historical return rates and its reasonable judgment.

Allowance for Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of its customers were to deteriorate or its judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of its customers were to improve or its judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for Inventory Obsolescence

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected, a reduction in the write-down may be required resulting in an increase in income in the period such determination was made.

Income Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Additionally, the Company recognizes tax benefits for certain tax positions based upon judgments as to whether it is more likely than not that a tax position will be sustained upon examination. The measurement of tax positions that meet the more-likely-than-not recognition threshold are based in part on estimates and assumptions as to be the probability of an outcome, along with estimated amounts to be realized upon any settlement. While the Company believes the resulting tax balances at December 31, 2010 and 2009 are fairly stated based upon these estimates, the ultimate resolution of these tax positions could result in favorable or unfavorable adjustments to its consolidated financial statements and such adjustments could be material. See Note 12 to the consolidated financial statements for further information regarding taxes.

Goodwill and Indefinite-Lived Intangibles

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in determining the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price. The estimates of the fair value of the assets acquired and liabilities assumed are based upon assumptions believed to be reasonable using established valuation techniques that consider a number of factors and when appropriate, valuations performed by independent third party appraisers.

As a result of acquisitions in prior years, the Company has significant intangible assets on its balance sheet that include goodwill and indefinite-lived intangibles (primarily trademarks and tradenames). The Company's goodwill and indefinite-lived intangibles are tested and reviewed for impairment annually (during the fourth quarter, which coincides with the Company's planning process), or more frequently if facts and circumstances warrant. Goodwill impairment testing requires significant use of judgment and assumptions including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values and discount rates. The Company uses various valuation methods, such as the discounted cash flow and market multiple methods. The income approach used is the discounted cash flow methodology and is based on five-year cash flow projections. The cash flows projected are analyzed on a "debt-free" basis (before cash payments to equity and interest bearing debt investors) in order to develop an enterprise value from operations for the reporting unit. A provision is also made, based on these projections, for the value of the reporting unit at the end of the forecast period, or terminal value. The present value of the interim cash flows and the terminal value are determined using a selected discount rate. The market multiple methodology involves estimating value based on the trading multiples for comparable public companies. Multiples are determined through an analysis of certain publicly traded companies that are selected on the basis of operational and economic similarity with the business operations. Valuation multiples are calculated for the comparable companies based on daily trading prices. A comparative analysis between the reporting unit and the public companies forms the basis for the selection of appropriate risk-adjusted multiples. The comparative analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the reporting unit and other comparable companies are engaged.

The testing of unamortizable intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flow projections, terminal values and discount rates). For impairment testing purposes the fair value of unamortizable intangibles is determined using the same method which was used for determining the initial value. The first method is the relief from the royalty method, which estimates the value of a tradename by discounting the hypothetical avoided royalty payments to their present value over the economic life of the asset. The second method is the excess earnings method, which estimates the value of the intangible asset by quantifying the residual (or excess) cash flows generated by the asset, and discounting those cash flows to the present. The excess earnings methodology requires the application of contributory asset charges. Contributory asset charges typically include payments for the use of working capital, tangible assets and other intangible assets. Changes in forecasted operations and other assumptions could materially affect the estimated fair values. Changes in business conditions could potentially require adjustments to these asset valuations.

The Company did not record any impairment charges in 2010 in connection with its annual impairment testing. As previously discussed, during the second quarter of 2010, the Company recorded a non-cash charge of $17.3 million to reflect impairment of goodwill and during 2010 the Company recorded non-cash charges of $2.4 million to reflect impairment of certain intangibles. In the fourth quarter of 2009 and 2008, the Company's annual impairment test resulted in non-cash charges to goodwill of $12.8 million and $172 million, respectively, and non-cash charges to indefinite-lived intangibles (tradenames) of $10.1 million and $111 million, respectively.

While some of the Company's businesses experienced a revenue decline and decreased profitability in 2010, the Company believes that its long-term growth strategy supports its fair value conclusions. For both goodwill and indefinite-lived intangible assets, the recoverability of these amounts is dependent upon achievement of the Company's projections and the execution of key initiatives related to revenue growth and improved profitability. As a result of the 2010 annual impairment testing, the enterprise value of all reporting units exceeded their carrying value by more than 10%, however, changes in business conditions and assumptions could potentially require future adjustments to these asset valuations. The Company will continue to monitor its reporting units for any triggering events or other signs of impairment.

Other Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decreases in the market value of the assets and significant negative industry or economic trends. When the Company determines that the carrying amount of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from disposal. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group.

Pension and Postretirement Benefit Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally deferred and amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and the input from its actuaries and investment advisors. The pension and postretirement obligations are measured as of December 31 for 2010 and 2009.

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The prospective target asset allocation percentage for the pension plans is approximately 45% – 60% for equity securities, approximately 25% – 40% for fixed-income investments and approximately 0% – 30% for other securities. At December 31, 2010, the domestic plan assets were allocated as follows: Equities: approximately 36% and Other Investments (alternative investments, fixed-income securities, cash and other): approximately 64%.

For 2010 and 2009, the actual return on plan assets for the Company's U.S. pension plan assets was $16.4 and $33.4 million, respectively, versus an expected return on plan assets of $13.6 and $12.5 million, respectively. For 2008, actual returns on plan assets for the Company's U.S. pension plans were below the expected long-term rate of return due to the adverse conditions in the global securities markets. The actual amount of future contribution will depend, in part, on long-term actual return on assets and future discount rates. Pension contributions for 2011 are estimated to be approximately $18 million, compared to approximately $43 million in 2010, which includes approximately $14 million related to the settlement of a domestic pension plan.

The weighted average expected return on plan assets assumption for 2010 was approximately 7.9% for the Company's pension plans. The weighted average discount rate at the 2010 measurement date used to measure the pension and postretirement benefit obligations was approximately 5.2% and 5.5%, respectively. A one percentage point increase in the discount rate at the 2010 measurement date would decrease the pension plans' projected benefit obligation by approximately $43 million.

The health care cost trend rates used in valuing the Company's postretirement benefit obligation are established based upon actual health care cost trends and consultation with actuaries and benefit providers. At the 2010 measurement date, the current weighted average healthcare trend rate assumption was 7.5%. The current trend rate gradually decreases to an ultimate trend rate of 4.5%.

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(In millions)	1% Increase	1% Decrease
Service and interest cost components of postretirement benefit costs	$ 0.1	(0.1)
Postretirement benefit obligation	1.5	(1.2)

Product Liability

As a consumer goods manufacturer and distributor, the Company faces the risk of product liability and related costs for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. Each year the Company sets its product liability insurance program, which is an occurrence-based program, based on current and historical claims experience and the availability and cost of related insurance.

Product liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Stock-Based Compensation

The fair value of stock options is determined using the Black-Scholes option-pricing. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards the fair value is based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company estimates forfeiture for options and restricted stock awards at the grant date of the award based on historical experience and are adjusted as necessary if actual forfeitures differ from these estimates. Certain performance awards require management's judgment as to whether performance targets will be achieved.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

New and Pending Accounting Pronouncements

During 2010, 2009 and 2008, the Company adopted various accounting standards. A description of these standards and their effect on the consolidated financial statements are described in Note 2 to the consolidated financial statements.

Pending standards and their estimated effect on the Company's consolidated financial statements are described in Note 2 to the consolidated financial statements.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the SEC and in reports to its stockholders. Such forward-looking statements include the Company's adjusted earnings per share, the outlook for the Company's markets and the demand for its products, estimated sales, segment earnings, earnings per share, cash flows from operations, consistent profitable growth, free cash flow, future revenues and gross operating and EBITDA margin improvement requirement and expansion, organic growth, the success of new product introductions, growth or savings in costs and expenses, the impact of commodities and transportation costs and the Company's ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company's stock repurchase program, and the impact of acquisitions, divestitures, restructurings and other unusual items, including the Company's ability to successfully integrate and obtain the anticipated results and synergies from its consummated acquisitions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and the Company undertakes no obligation to update these statements. There can be no assurance, however, that its expectations will necessarily come to pass. A discussion of factors that could cause results to vary is included in the Company's periodic and other reports filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in interest rates, foreign currency exchange rates and certain commodity prices, and that can affect the cost of operating, investing and financing under those conditions. The Company believes it has moderate exposure to these risks. The Company assesses market risk based on changes in interest rates, foreign currency rates and commodity prices utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in these rates and prices.

The Company is exposed to interest rate risk on its variable rate debt and price risk on its fixed rate debt. As such, the Company monitors the interest rate environment and uses interest rate swap agreements to manage its interest rate risk and price risk by balancing its exposure to fixed and variable interest rates while attempting to minimize interest costs. As of December 31, 2010, approximately $1.3 billion of the Company's debt carries a variable rate of interest either by nature or through the use of interest rate swaps. The remainder of the debt (approximately $1.9 billion) carries a fixed rate of interest either by nature or through the use of interest rate swaps. A hypothetical 10% change in these interest rates would change interest expense by approximately $5 million and the fair values of fixed rate debt by approximately $70 million.

While the Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a substantial portion of the Company's operating costs are denominated in other currencies, such as the Brazilian Real, British Pound, Canadian dollar, Chinese Renminbi, European Euro, Japanese Yen, Mexican Peso and Venezuelan Bolivar. Changes in the relation of these and other currencies to the U.S. dollar will affect the Company's sales and profitability and could result in exchange losses. For 2010, approximately 36% of the Company's sales were denominated in foreign currencies, the most significant of which were: Euro dollars—approximately 11%; and Canadian dollars—approximately 6%. The primary purpose of the Company's foreign currency hedging activities is to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. A hypothetical 10% change in foreign currency rates would not have a material effect on foreign currency gains and losses related to the foreign currency derivatives or the net fair value of the Company's foreign currency derivatives.

The Company is exposed to the price risk that the rising cost of commodities has on certain of its raw materials. As such, the Company monitors the commodities markets and from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of these Company's raw materials. A hypothetical 10% change in the commodity prices underlying the derivatives would not have a material effect on the fair value commodity derivatives and the related gains and losses included in the Company's results of operations.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

The Company does not enter into derivative financial instruments for trading purposes.

Market for Registrant's Common Equity
Jarden Corporation Annual Report 2010

Market; Market Price; and Dividends for Registrant's Common Equity

Jarden Corporation's (the "Company" or "Jarden") common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "JAH." As of February 15, 2011, there were approximately 3,400 registered holders of record of the Company's common stock, par value $0.01 per share. On February 15, 2011, the last recorded sales price of the Company's common stock was $34.48. In September 2009, the Company announced that the Board of Directors of the Company (the "Board") had decided to initiate a quarterly cash dividend. The Company expects that the quarterly dividends going forward will be paid during the last week of January, April, July and October. However, the actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board each quarter after its review of the Company's financial performance.

The table below sets forth the intraday high and low sales prices of the Company's common stock as reported on the NYSE and cash dividends declared per share for the periods indicated:

	Dividends Declared Per Share		Common Stock Price			
			2010		2009	
	2010	2009	High	Low	High	Low
First Quarter	$ 0.0825	$ —	$ 35.11	$ 29.34	$ 14.66	$ 8.77
Second Quarter	0.0825	—	34.63	25.50	20.94	12.26
Third Quarter	0.0825	0.075	31.49	25.55	28.82	17.46
Fourth Quarter	0.0825	0.075	34.52	30.32	31.94	24.55

Market for Registrant's Common Equity

Jarden Corporation Annual Report 2010

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares total stockholder return on the Company's common stock from December 31, 2005 through December 31, 2010 with the cumulative total return of (a) the Standard and Poor's ("S&P") 500 Index, and (b) the S&P Midcap 400 Index, assuming a $100 investment made on December 31, 2005. Each of the three measures of cumulative total return assumes reinvestment of dividends, if applicable. The stock performance shown on the graph below is based on historical data and is not indicative of, or intended to forecast, possible future performance of the Company's common stock.


140.0
120.0
100.0
80.0
60.0
40.0
20.0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Jarden Corporation
S&P Midcap 400 Index
S&P 500 Index

INDEX PRICE (Base Year = 100.00)	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
Jarden Corporation	100.0	115.4	78.3	38.1	102.5	103.5
S&P Midcap 400 Index	100.0	109.0	116.3	72.9	98.5	122.9
S&P 500 Index	100.0	113.6	117.6	72.4	89.3	100.7

Management's Report
Jarden Corporation Annual Report 2010

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and the above criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.

On April 1, 2010, the Company acquired Mapa Spontex. The Company has excluded Mapa Spontex's internal controls over financial reporting for fiscal year 2010 from its assessment of and conclusion on the effectiveness of its internal controls over financial reporting. Mapa Spontex constituted approximately 10% of the Company's consolidated assets at December 31, 2010 and approximately 9% of the Company's net sales for the year ended December 31, 2010.

On October 1, 2010 and December 17, 2010, the Company acquired Aero and Quickie, respectively. The Company has excluded Aero's and Quickies's internal controls over financial reporting for fiscal year 2010 from its assessment of and conclusion on the effectiveness of its internal controls over financial reporting. Aero and Quickie combined, constituted approximately 5% of the Company's consolidated assets at December 31, 2010 and less than 1% of the Company's net sales for the year ended December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by the Company's independent auditor, PricewaterhouseCoopers LLP, an independent registered public accounting firm and issued their audit report expressing an unqualified opinion on the Company's internal control over financial reporting, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm
Jarden Corporation Annual Report 2010

To the Board of Directors and Stockholders of Jarden Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Jarden Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Mapa Spontex from its assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by the Company in a purchase business combination during 2010. We have also excluded Mapa Spontex from our audit of internal control over financial reporting. Mapa Spontex constituted approximately 10% of the Company's consolidated assets at December 31, 2010 and approximately 9% of the Company's net sales for the year ended December 31, 2010.

In addition, as described in Management's Report on Internal Control Over Financial Reporting, management has excluded Aero and Quickie from its assessment of internal control over financial management as of December 31, 2010 because it was acquired by the Company in a purchase business combination during 2010. We have also excluded Aero and Quickie from our audit of internal control over financial reporting. Aero and Quickie combined constituted approximately 5% of the Company's consolidated assets at December 31, 2010 and approximately 1% of the Company's net sales for the year ended December 31, 2010.



New York, New York
February 24, 2011

Consolidated Statements of Operations
Jarden Corporation Annual Report 2010

(In millions, except per share amounts)	Years Ended December 31, 2010	2009	2008
Net Sales	$ 6,022.7	$ 5,152.6	$ 5,383.3
Cost of Sales	4,383.9	3,726.6	3,880.5
Gross profit	1,638.8	1,426.0	1,502.8
Selling, general and administrative expenses	1,211.8	963.9	1,013.7
Reorganization and acquisition-related integration costs, net	—	52.3	59.8
Impairment of goodwill and intangibles	19.7	22.9	283.2
Operating earnings	407.3	386.9	146.1
Interest expense, net	177.8	147.5	178.7
Income (loss) before taxes	229.5	239.4	(32.6)
Income tax provision	122.8	110.7	26.3
Net income (loss)	$ 106.7	$ 128.7	$ (58.9)
Earnings (loss) per share:			
Basic	$ 1.20	$ 1.53	$ (0.78)
Diluted	$ 1.19	$ 1.52	$ (0.78)
Weighted average shares outstanding:			
Basic	89.0	84.1	75.2
Diluted	89.8	84.8	75.2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Jarden Corporation Annual Report 2010

(In millions, except per share amounts)	As of December 31, 2010	2009
Assets		
Cash and cash equivalents	$ 695.4	$ 827.4
Accounts receivable, net of allowances of $64.7 in 2010, $60.7 in 2009	1,067.7	851.3
Inventories	1,294.6	974.1
Deferred taxes on income	166.5	153.2
Prepaid expenses and other current assets	146.6	182.0
Total current assets	3,370.8	2,988.0
Property, plant and equipment, net	658.9	505.7
Goodwill	1,752.4	1,518.4
Intangibles, net	1,182.6	926.8
Other assets	128.3	84.7
Total assets	$ 7,093.0	$ 6,023.6
Liabilities		
Short-term debt and current portion of long-term debt	$ 434.6	$ 520.3
Accounts payable	573.3	390.7
Accrued salaries, wages and employee benefits	180.2	162.3
Taxes on income	27.9	26.6
Other current liabilities	461.2	384.6
Total current liabilities	1,677.2	1,484.5
Long-term debt	2,806.0	2,145.9
Deferred taxes on income	458.7	300.9
Other non-current liabilities	330.6	325.5
Total liabilities	5,272.5	4,256.8
Commitments and contingencies (see Note 11)	—	—
Stockholders' equity:		
Preferred stock ($0.01 par value, 5.0 shares authorized, no shares issued and outstanding at December 31, 2010 and 2009)	—	—
Common stock ($0.01 par value, 150 shares authorized, 92.7 and 90.9 shares issued at December 31, 2010 and 2009, respectively)	0.9	0.9
Additional paid-in capital	1,450.2	1,460.8
Retained earnings	421.0	344.7
Accumulated other comprehensive income (loss)	(24.8)	(20.9)
Less: Treasury stock (0.9 and 0.7 shares, at cost, at December 31, 2010 and 2009, respectively)	(26.8)	(18.7)
Total stockholders' equity	1,820.5	1,766.8
Total liabilities and stockholders' equity	$ 7,093.0	$ 6,023.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Jarden Corporation Annual Report 2010

(In millions)	Years Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 106.7	$ 128.7	$ (58.9)
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	142.8	130.3	120.3
Impairment of goodwill and intangibles	19.7	22.9	283.2
Venezuela hyperinflationary and devaluation charges	70.6	—	—
Deferred income taxes	45.3	61.2	(36.6)
Stock-based compensation	24.3	40.2	20.6
Other	21.2	30.0	24.7
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(50.7)	51.2	41.5
Inventory	(145.2)	229.9	(95.2)
Accounts payable	84.7	(40.9)	(12.2)
Accrued salaries, wages and employee benefits	(12.5)	19.1	8.4
Other assets and liabilities	(17.9)	(31.5)	(45.9)
Net cash provided by operating activities	289.0	641.1	249.9
Cash flows from financing activities:			
Net change in short-term debt	56.2	(153.6)	131.5
Proceeds from issuance of long-term debt	786.1	292.2	25.0
Payments on long-term debt	(260.9)	(351.2)	(25.0)
Proceeds from issuance of stock, net of transaction fees	8.5	211.6	2.1
Repurchase of common stock and shares tendered for taxes	(51.3)	(12.6)	(23.5)
Debt issuance costs	(24.7)	(17.3)	(3.0)
Dividends paid	(28.7)	(6.6)	—
Other, net	(5.0)	5.0	(2.5)
Net cash provided by (used in) financing activities	480.2	(32.5)	104.6
Cash flows from investing activities:			
Additions to property, plant and equipment	(137.5)	(107.4)	(102.2)
Acquisition of businesses, net of cash acquired and earnout payments	(755.5)	(13.7)	(42.6)
Other	9.9	(9.5)	(30.7)
Net cash used in investing activities	(883.1)	(130.6)	(175.5)
Effect of exchange rate changes on cash and cash equivalents	(18.1)	(43.4)	(6.7)
Net increase (decrease) in cash and cash equivalents	(132.0)	434.6	172.3
Cash and cash equivalents at beginning of period	827.4	392.8	220.5
Cash and cash equivalents at end of period	$ 695.4	$ 827.4	$ 392.8
Supplemental cash disclosures:			
Taxes paid	$ 75.7	$ 64.3	$ 54.8
Interest paid	154.2	133.1	182.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity

Jarden Corporation Annual Report 2010

	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions)	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2007	78.4	$ 0.8	(1.6)	$(45.0)	—	$ —	$1,246.5	$ 288.8	$ 47.5	$1,538.6
Net loss	—	—	—	—	—	—	—	(58.9)	—	(58.9)
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(50.0)	(50.0)
Derivative transactions, net	—	—	—	—	—	—	—	—	9.5	9.5
Accrued benefit costs, net	—	—	—	—	—	—	—	—	(58.8)	(58.8)
Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(158.2)
Restricted stock awards, stock options exercised and stock plan purchases	—	—	0.5	14.7	—	—	(8.8)	—	—	5.9
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.2)	(5.0)	—	—	4.6	—	—	(0.4)
Stock-based compensation	—	—	—	—	—	—	20.6	—	—	20.6
Shares repurchased	—	—	(1.5)	(23.1)	—	—	—	—	—	(23.1)
Other	—	—	—	—	—	—	1.2	(0.4)	—	0.8
Balance, December 31, 2008	78.4	$ 0.8	(2.8)	$(58.4)	—	$ —	$1,264.1	$ 229.5	$ (51.8)	$1,384.2
Net income	—	—	—	—	—	—	—	128.7	—	128.7
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	39.1	39.1
Derivative transactions and other, net	—	—	—	—	—	—	—	—	(16.3)	(16.3)
Accrued benefit costs, net	—	—	—	—	—	—	—	—	8.1	8.1
Comprehensive income	—	—	—	—	—	—	—	—	—	159.6
Proceeds from issuance of common stock, net	12.0	0.1	—	—	—	—	202.6	—	—	202.7
Restricted stock awards, stock options exercised and stock plan purchases	—	—	2.8	57.7	—	—	(49.1)	—	—	8.6
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.7)	(18.6)	—	—	1.9	—	—	(16.7)
Dividends declared	—	—	—	—	—	—	—	(13.5)	—	(13.5)
Stock-based compensation	—	—	—	—	—	—	41.3	—	—	41.3
Other	0.5	—	—	0.6	—	—	—	—	—	0.6
Balance, December 31, 2009	90.9	$ 0.9	(0.7)	$(18.7)	—	$ —	$1,460.8	$ 344.7	$ (20.9)	$1,766.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity (continued)

Jarden Corporation Annual Report 2010

(In millions)	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2009	90.9	$ 0.9	(0.7)	$(18.7)	—	$ —	$1,460.8	$ 344.7	$ (20.9)	$1,766.8
Net income	—	—	—	—	—	—	—	106.7	—	106.7
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	1.2	1.2
Derivative transactions and other, net	—	—	—	—	—	—	—	—	2.6	2.6
Accrued benefit costs, net	—	—	—	—	—	—	—	—	(7.7)	(7.7)
Comprehensive income	—	—	—	—	—	—	—	—	—	102.8
Restricted stock awards, stock options exercised and stock plan purchases	1.8	—	1.5	44.6	—	—	(36.3)	—	—	8.3
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.3)	(9.9)	—	—	1.4	—	—	(8.5)
Dividends declared	—	—	—	—	—	—	—	(30.4)	—	(30.4)
Stock-based compensation	—	—	—	—	—	—	24.3	—	—	24.3
Shares repurchased	—	—	(1.4)	(42.8)	—	—	—	—	—	(42.8)
Balance, December 31, 2010	92.7	$ 0.9	(0.9)	$(26.8)	—	$ —	$1,450.2	$ 421.0	$ (24.8)	$1,820.5

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation Annual Report 2010 *(Dollars in millions, except per share data and unless otherwise indicated)*

1. Business and Significant Accounting Policies

Business

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of a broad range of consumer products. Jarden's three primary business segments, Outdoor Solutions, Consumer Solutions and Branded Consumables, manufacture or source, market and distribute a number of well-recognized brands, including: Outdoor Solutions: Abu Garcia®, Aerobed®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Lillo®, Loew-Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. The Company's growth strategy is based on introducing new products, as well as on expanding existing product categories, which is supplemented through opportunistically acquiring businesses with highly recognized brands, innovative products and multi-channel distribution.

Basis of Presentation

The consolidated financial statements include the consolidated accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

All significant intercompany transactions and balances have been eliminated upon consolidation. Unless otherwise indicated, references in the consolidated financial statements to 2010, 2009 and 2008 are to the Company's calendar years ended December 31, 2010, 2009 and 2008, respectively.

Certain reclassifications have been made in the Company's consolidated financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income. Subsequent events have been evaluated through the filing date of these consolidated financial statements.

Supplemental Information

Stock-based compensation costs, which are included in selling, general and administrative expenses ("SG&A"), were $24.3, $41.3 and $20.6 for 2010, 2009 and 2008, respectively.

Interest expense is net of interest income of $4.9, $7.8 and $6.5 for 2010, 2009 and 2008, respectively.

Foreign Operations

The functional currency for most of the Company's consolidated foreign operations is the local currency. Assets and liabilities are translated at year-end exchange rates; and income and expenses are translated at average exchange rates during the year. Net unrealized exchange adjustments arising on the translation of foreign currency financial statements are reported as cumulative translation adjustments within accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the results of operation and are generally classified in selling, general and administrative expenses. Foreign currency transaction gains/(losses) for 2010, 2009 and 2008, were $8.7, $18.9 and ($14.3), respectively.

The U.S. dollar is the functional currency for certain foreign subsidiaries that conduct their business primarily in U.S. dollars. As such, monetary items are translated at current exchange rates, and non-monetary items are translated at historical exchange rates.

Venezuela Operations

Effective January 1, 2010, the Company's subsidiaries operating in Venezuela are considered under GAAP to be operating in a highly inflationary economy based on the use of the blended National Consumer Price Index (a blend of the National Consumer Price Index subsequent to January 1, 2008 and the Consumer Price Index for Caracas and Maracaibo prior to January 1, 2008), as the Venezuela economy exceeded the three year cumulative inflation rate of 100%. The Company's financial statements of its subsidiaries operating in Venezuela are remeasured as if their functional currency were the U.S. dollar. As such, gains and losses resulting from the remeasurement of monetary assets and liabilities are reflected in current earnings.

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food and medicine, changed from 2.15 to 2.60 Bolivars per U.S. dollar, while payments for other non-essential goods moved to an official exchange rate of 4.30 Bolivars per U.S. dollar. As such, beginning in 2010, the financial statements of the Company's subsidiaries operating in Venezuela are remeasured at and are reflected in the Company's consolidated financial statements at the official exchange rate of 4.30, which is the Company's expected settlement rate.

As a result of the change in the official exchange rate to 4.30 Bolivars per U.S. dollar, the Company recorded a non-cash pre-tax loss of $14.0 in 2010, primarily reflecting the write-down of monetary assets as of January 1, 2010. This charge is classified in SG&A.

Jarden Corporation Annual Report 2010 *(Dollars in millions, except per share data and unless otherwise indicated)*

In March 2010, the SEC provided guidance on certain exchange rate issues specific to Venezuela. This SEC guidance, in part, requires that any differences between the amounts reported for financial reporting purposes and actual U.S. dollar denominated balances that may have existed prior to the application of the highly inflationary accounting requirements (effective January 1, 2010 for the Company) should be recognized in the income statement. As a result of applying this SEC guidance, the results of operations for 2010 include a non-cash charge of $56.6 related to remeasuring $32.0 of U.S. dollar denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. This charge is classified in SG&A. At December 31, 2009, and prior to the application of the accounting guidance for operating in a highly inflationary economy, the $56.6 was deferred and recorded in other assets. This SEC guidance was codified by the Financial Accounting Standards Board (the "FASB") in May 2010, with the issuance of Accounting Standards Update ("ASU") 2010-19.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions are used for, but not limited to, the allowance for doubtful accounts; assets impairments; useful lives of tangible and intangible assets; pension and postretirement liabilities; tax valuation allowances and unrecognized tax benefits; reserves for sales returns and allowances; product warranty; product liability; excess and obsolete inventory; and litigation and environmental liabilities.

Concentrations of Credit Risk

Substantially all of the Company's trade receivables are due from retailers and distributors located throughout Asia, Canada, Europe, Latin America and the United States. Approximately 21%, 23% and 19% of the Company's consolidated net sales in 2010, 2009 and 2008, respectively, were to a single customer who purchased product from the Company's three primary business segments: Outdoor Solutions, Consumer Solutions and Branded Consumables.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Leasehold Improvements

Leasehold improvements are recorded at cost less accumulated amortization. Improvements are amortized over the shorter of the remaining lease term (and any renewal period if such a renewal is reasonably assured at inception) or the estimated useful lives of the assets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

The Company provides for depreciation primarily using the straight-line method in amounts that allocate the cost of property, plant and equipment over the following ranges of useful lives:

Buildings and improvements	5 to 45 years
Machinery, equipment and tooling (includes capitalized software)	3 to 25 years
Furniture and fixtures	3 to 10 years

Land is not depreciated

Goodwill and Intangible Assets

Goodwill and certain intangibles (primarily trademarks and tradenames) are not amortized; however, they are subject to evaluation for impairment using a fair value based test. This evaluation is performed annually, during the fourth quarter or more frequently if facts and circumstances warrant. The fair value based test for goodwill is a two-step test. The first step involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds

Jarden Corporation Annual Report 2010 *(Dollars in millions, except per share data and unless otherwise indicated)*

the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. During 2010, 2009 and 2008, the Company recorded impairment charges of $19.7, $22.9 and $283, respectively, for goodwill and intangibles (see Note 6).

Amortization

Deferred debt issue costs are amortized over the term of the related debt. Identifiable intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives, except for identifiable intangible assets with indefinite lives, which are not amortized.

Revenue Recognition

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title and risk of loss passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable and collection is reasonably assured and title and risk of loss has passed. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based upon historical return rates and its reasonable judgment.

Cost of Sales

The Company's cost of sales includes the costs of raw materials and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Advertising Costs

Advertising costs consist primarily of ad demo, media placement and promotions, and are expensed as incurred. The amounts charged to advertising and included in SG&A in the consolidated statements of operations for 2010, 2009 and 2008 were $129, $108 and $124, respectively.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as a cost of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends. Warranty reserves are included within "Other current liabilities" and "Other non-current liabilities" in the Company's consolidated balance sheets.

Sales Incentives and Trade Promotion Allowances

The Company offers various sales incentives and promotional programs to its reseller customers from time to time in the normal course of business. These incentives and promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns. These arrangements are recorded as a reduction to net sales in the Company's consolidated statements of operations.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2010 and 2009 (see Note 12).

Components of accumulated other comprehensive income (loss) ("AOCI") are presented net of tax at the applicable statutory rates and are primarily generated domestically.

Disclosures about Fair Value of Financial Instruments and Credit Risk

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's 8% senior notes due 2016, the 6 1/8% senior notes due 2022, the 7 1/2% senior subordinated notes due 2017 and the 7 1/2% senior subordinated notes due 2020 are based upon quoted market prices. The fair market value of the Company's other long-term debt was estimated using interest rates currently available to the Company for debt with similar terms and maturities (see Note 9).

Unless otherwise disclosed in the notes to the consolidated financial statements, the estimated fair value of financial assets and liabilities approximates carrying value.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated financial institutions; however, the Company does not anticipate non-performance by such counterparties.

Derivative Financial Instruments

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of AOCI and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of income as the underlying hedged item.

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels.

Fair Value Measurements

GAAP defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels are defined as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than defined in Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are not corroborated by observable market data.

The following table summarizes assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

	2010		
	Fair Value Asset (Liability)		
(In millions)	Level 1	Level 2	Total
Derivatives:			
Assets	$ —	$ .0.1	$ 0.1
Liabilities	—	(34.5)	(34.5)
Available-for-sale securities	19.1	—	19.1

	2009		
	Fair Value Asset (Liability)		
(In millions)	Level 1	Level 2	Total
Derivatives:			
Assets	$ —	$ 0.1	$ 0.1
Liabilities	—	(40.1)	(40.1)
Available-for-sale securities	18.9	—	18.9

Derivative assets and liabilities relate to interest rate swaps, foreign currency contracts and commodity contracts. Fair values are determined by the Company using market prices obtained from independent brokers or determined using valuation models that use as their basis readily observable market data that is actively quoted and can be validated through external sources, including independent pricing services, brokers and market transactions. Available-for-sale securities are valued based on quoted market prices in actively traded markets.

The following table summarizes the assets that are measured at Level 3 fair value on a non-recurring basis at December 31, 2010 and 2009:

(In millions)	2010	2009
Goodwill	$ 6.4	$ 23.7
Intangible assets	3.6	30.9

At December 31, 2010 and 2009, goodwill of certain reporting units and certain intangible assets are recorded at fair value based upon the Company's impairment testing and as circumstances require.

The Company's goodwill and indefinite-lived intangibles are fair valued using discounted cash flows and market multiple methods. Goodwill impairment testing requires significant use of judgment and assumptions including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values and discount rates. The testing of indefinite-lived intangibles under established guidelines for impairment also requires significant use of judgment and assumptions, such as the estimation of cash flow projections, terminal values and discount rates.

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant, which is generally the date the award is approved by the Board of Directors of the Company (the "Board") or committee thereof. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior (see Note 13). Additionally the Company has estimated forfeitures for share-based awards at the dates of grant based on historical experience. The forfeiture estimate is revised as necessary if actual forfeitures differ from these estimates.

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For those restricted share awards with market conditions, the Company recognizes compensation cost on a straight-line basis over the derived service period unless the market condition is satisfied prior to the end of the derived service period. For performance only awards, the Company recognizes compensation cost on a straight-line basis over the implicit service period which represents the Company's best estimates for when the target will be achieved. If it becomes apparent the original service periods are no longer accurate, the remaining unrecognized compensation cost will be recognized over the revised remaining service periods. For restricted share awards that contain both service and market or performance vesting conditions, compensation cost is recognized over the shorter of the two conditions if only one of the conditions must be met or the longer of the two conditions if both conditions must be met.

For restricted awards that contain performance or market vesting conditions, the Company excludes these awards from diluted earning per share computations until the contingency is met as of the end of that reporting period.

Pension and Postretirement Benefit Plans

The Company records annual amounts relating to its pension and postretirement benefit plans based on calculations which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally recorded or amortized over future service periods. The assumptions utilized in recording its obligations under its plans are based on its experience, market conditions and input from its actuaries and investment advisors.

Reorganization and Acquisition-Related Integration Costs

Reorganization and acquisition-related integration costs include costs associated with exit or disposal activities, including costs for employee and lease terminations, facility closings or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention costs, recruiting costs, certain moving costs and certain duplicative costs during integration and asset impairments.

Jarden Corporation Annual Report 2010 (Dollars in millions, except per share data and unless otherwise indicated)

2. New Accounting Guidance and Adoption of New Accounting Guidance

New Accounting Guidance

In October 2009, the FASB issued ASU 2009-13, which requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Adoption of New Accounting Guidance

In January 2010, the FASB issued ASU 2010-06, which requires companies to provide additional disclosures related to transfers in and out of Level 1 and Level 2 and in the reconciliation of Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning on or after December 15, 2009, except for the disclosures related to the reconciliation of Level 3 fair value measurements, which will be effective for fiscal years beginning on or after December 15, 2010, and for interim periods within those fiscal years. Since ASU 2010-06 requires only additional disclosures, the adoption of ASU 2010-06 did not affect the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued authoritative accounting guidance ("Guidance") that in part, amends derecognition guidance for transfers of financial assets, eliminates the exemption from consolidation for qualifying special-purpose entities and requires additional disclosures. This Guidance is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. The adoption of the provisions of this Guidance did not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued Guidance that amends the consolidation guidance applicable to variable interest entities. The provisions of this Guidance require entities to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The Guidance also requires an enterprise to assess on an ongoing basis to determine whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. This Guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and will be effective for the Company beginning in 2010. In January 2010, the FASB indefinitely deferred certain consolidation provisions of this Guidance. The adoption of the provisions of this Guidance did not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the "Codification") will become the single official source of authoritative GAAP (other than guidance issued by the SEC) for all non-governmental entities. The Codification, which changes the referencing of financial standards, supersedes current authoritative guidance and is effective for interim or annual financial periods ending after September 15, 2009. The Codification is not intended to change or alter existing GAAP and did not result in a change in accounting practice for the Company.

In May 2009, the FASB issued Guidance that establishes general standards of accounting for and disclosures of subsequent events that occurred after the balance sheet date but prior to the issuance of financial statements. This Guidance is effective for financial statements issued for interim or fiscal years ending after September 15, 2009. The adoption of this Guidance, effective September 30, 2009, did not affect the consolidated financial position, results of operations or cash flows of the Company.

In April 2009, the FASB issued Guidance that requires publicly-traded companies to provide disclosures on the fair value of financial instruments in interim financial statements. Since this Guidance requires only additional disclosures concerning the financial instruments, the adoption of this Guidance effective September 30, 2009, did not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2008, the FASB issued Guidance that requires expanded fair value disclosures of benefit plan assets ("plan assets") on an annual basis. The Company would be required to separate plan assets into the three fair value hierarchy levels and provide a rollforward of the changes in fair value of plan assets classified as Level 3. The disclosures about plan assets required by this Guidance are effective for fiscal years ending after December 15, 2009. Since this Guidance requires only additional disclosures concerning plan assets (see Note 15 for disclosures related to the adoption of this Guidance), the adoption of this Guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2007, the FASB issued revised Guidance that significantly changed the financial accounting and reporting for business combinations. The provisions of this Guidance, in part, include requirements to recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; expense, as incurred, acquisition-related transaction costs; capitalize acquisition-related restructuring costs only if the appropriate accounting criteria are met as of the acquisition date; and recognize changes that result from a business combination transaction in an acquirer's existing income

Jarden Corporation Annual Report 2010 *(Dollars in millions, except per share data and unless otherwise indicated)*

tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. This Guidance also requires any adjustments related to pre-existing tax contingencies for prior acquisitions to be recorded in the income statement. This Guidance was effective for the Company for business combination transactions occurring after December 31, 2008. The adoption of the provisions of this Guidance, effective January 1, 2009, did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company (see Note 3 for disclosures related to the adoption of this Guidance).

3. Acquisitions

On April 1, 2010, the Company acquired the Mapa Spontex Baby Care and Home Care businesses ("Mapa Spontex") of Total S.A. ("Total"), through the acquisition of certain of Total's subsidiaries for a Euro purchase price of approximately €200 (approximately $275), subject to certain adjustments (the "Acquisition"). The total value of the transaction, including debt assumed and or repaid, was approximately €305 (approximately $415). Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Argentina, Brazil and Europe in the core categories it serves. Its baby care portfolio includes feeding bottles, soothers, teats and other infant accessories sold primarily under the Fiona®, First Essentials®, Lillo®, NUK® and Tigex® brands; and health care products, including condoms sold under the Billy Boy® brand. Its home care portfolio includes sponges, rubber gloves and related cleaning products for industrial, professional and retail uses sold primarily under the Mapa® and Spontex® brands. The Acquisition is expected to expand the Company's product offerings and distribution channels into new, attractive categories and further diversify revenue streams and increase the Company's international presence. The Acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. Mapa Spontex is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from April 1, 2010 (the "Acquisition Date").

Based on the Company's independent valuation of Mapa Spontex, the Company allocated the total purchase price, net of cash acquired, to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the Acquisition Date. Based on the purchase price allocation, net of cash acquired, the Company allocated approximately $9 of the purchase price to identified tangible net assets and approximately $107 of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of approximately $129 as goodwill.

In addition, the Company completed three tuck-in acquisitions during 2010. On October 1, 2010, the Company acquired Aero Products International, Inc. ("Aero"), a leading provider of premium, air-filled mattresses under brand names including Aero®, Aerobed® and Aero Sport®. The acquisition of Aero is expected to expand distribution channels, as well as expand the Company's current Coleman product offerings of indoor and outdoor air beds and accessories. Aero is reported in the Company's Outdoor Solutions segment and is included in the Company's results of operations from October 1, 2010. On December 17, 2010, the Company acquired Quickie Manufacturing Corporation ("Quickie"), a leading supplier and distributor of innovative cleaning tools and supplies. Quickie designs, manufactures and distributes cleaning products including mops, brooms, dusters, dust pans, brushes, buckets and other supplies, for traditional in-home use, as well as commercial and contractor-grade applications sold primarily under the leading brands Quickie Original®, Quickie Home-Pro®, Quickie Professional®, Quickie Microban® and Quickie Green Cleaning®. The Quickie acquisition complements the Mapa Spontex acquisition by combining Quickie's leading domestic position in household stick and smallware cleaning supplies with Mapa Spontex's leading international position in gloves and sponges and provides the Company with a complete product line in conventional cleaning supplies to offer our retailers both domestically and internationally. Quickie is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from December 17, 2010.

The combined cash purchase price, net of cash acquired, for the Aero and Quickie acquisitions was approximately $270, subject to certain adjustments. Based on the Company's preliminary independent valuations for Aero and Quickie, which are subject to further refinement, the Company allocated the total purchase price for these acquisitions, net of cash acquired, to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the respective acquisition dates. Based on these purchase price allocations, the Company allocated approximately $6 of the purchase price to identified tangible net liabilities and approximately $159 of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of approximately $121 as goodwill.

Additionally, during 2010, the Company completed another tuck-in acquisition. All three tuck-in acquisitions were complementary to the Company's core businesses and from an accounting standpoint were not significant.

For 2010, cost of sales includes a $27.4 charge for the purchase accounting adjustment for the elimination of manufacturer's profit in inventory related to these acquisitions.

For 2010, SG&A includes approximately $23 in transaction costs related to these acquisitions.

2009 Activity

During 2009, the Company completed three tuck-in acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant.

2008 Activity

The Company did not complete any acquisitions in 2008.

4. Inventories

Inventories are stated at the lower-of-cost-or-market with cost being determined principally by the first-in, first-out method ("FIFO"), and are comprised of the following at December 31, 2010 and 2009:

(In millions)	2010	2009
Raw materials and supplies	$ 231.8	$ 190.5
Work-in-process	90.8	64.6
Finished goods	972.0	719.0
Total inventories	$ 1,294.6	$ 974.1

5. Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following at December 31, 2010 and 2009:

(In millions)	2010	2009
Land	$ 49.6	$ 37.6
Buildings	291.6	226.5
Machinery and equipment	973.9	780.5
	1,315.1	1,044.6
Less: Accumulated depreciation	(656.2)	(538.9)
Total property, plant and equipment, net	$ 658.9	$ 505.7

Depreciation of property, plant and equipment for 2010, 2009 and 2008 was $127, $114 and $104, respectively.

6. Goodwill and Intangibles

Goodwill activity for 2010 and 2009 is as follows:

					December 31, 2010		
(In millions)	Net Book Value at December 31, 2009	Additions	Impairment Charge	Foreign Exchange and Other Adjustments	Gross Carrying Amount	Accumulated Impairment Charges	Net Book Value
Goodwill							
Outdoor Solutions	$ 660.6	$ 23.4	$ —	$ —	$ 702.5	$ (18.5)	$ 684.0
Consumer Solutions	491.5	—	—	1.1	492.6	—	492.6
Branded Consumables	344.8	226.4	(17.3)	0.4	738.2	(183.9)	554.3
Process Solutions	21.5	—	—	—	21.5	—	21.5
	$ 1,518.4	$ 249.8	$ (17.3)	$ 1.5	$ 1,954.8	$ (202.4)	$ 1,752.4

					December 31, 2009		
(In millions)	Net Book Value at December 31, 2008	Additions	Impairment Charge	Foreign Exchange and Other Adjustments	Gross Carrying Amount	Accumulated Impairment Charges	Net Book Value
Goodwill							
Outdoor Solutions	$ 625.6	$ 11.7	$ —	$ 23.3	$ 679.1	$ (18.5)	$ 660.6
Consumer Solutions	481.1	6.9	—	3.5	491.5	—	491.5
Branded Consumables	347.8	6.9	(12.8)	2.9	511.4	(166.6)	344.8
Process Solutions	21.6	—	—	(0.1)	21.5	—	21.5
	$ 1,476.1	$ 25.5	$ (12.8)	$ 29.6	$ 1,703.5	$ (185.1)	$ 1,518.4

During the second quarter of 2010, the Company recorded a non-cash charge of $17.3 to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in this segment's Arts and Crafts business due to a decline in 2010 of forecasted sales to a major customer.

In the fourth quarter of 2009, the Company's impairment test resulted in a non-cash charge of $12.8 to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment charge was recorded within the Arts and Crafts business unit. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in the business.

In the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge of $172 to reflect impairment of goodwill in the Company's Branded Consumables and Outdoor Solutions segments. In the Branded Consumables segment, the impairment charge was recorded within the Firelog, Lehigh and United States Playing Cards business units. In the Outdoor Solutions segment, the impairment charge was recorded within the Apparel and Footwear reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, reflecting the continued deterioration of macroeconomic conditions, which accelerated and became apparent during the fourth quarter of 2008 (hereafter referred to as "continued deterioration of macroeconomic conditions").

Intangibles activity for 2010 and 2009 is as follows:

(In millions)	Gross Carrying Amount at December 31, 2009	Additions	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2010	Amortization Periods (years)
Intangibles						
Patents	$ 7.2	$ —	$ —	$ (1.7)	$ 5.5	12-30
Non-compete agreements	3.7	—	—	(3.6)	0.1	1-5
Manufacturing process and expertise	30.9	11.2	—	(28.5)	13.6	3-7
Brand names	3.2	15.1	—	(0.9)	17.4	4-10
Customer relationships and distributor channels	151.7	101.9	—	(31.4)	222.2	10-35
Trademarks and tradenames	781.0	146.8	(2.4)	(1.6)	923.8	Indefinite
	$ 977.7	$ 275.0	$ (2.4)	$ (67.7)	$ 1,182.6	

(In millions)	Gross Carrying Amount at December 31, 2008	Additions	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2009	Amortization Periods (years)
Intangibles						
Patents	$ 5.6	$ 1.6	$ —	$ (1.1)	$ 6.1	12-30
Non-compete agreements	1.7	2.0	—	(2.7)	1.0	1-5
Manufacturing process and expertise	30.9	—	—	(22.4)	8.5	3-7
Brand names	1.9	1.3	—	(0.8)	2.4	4-10
Customer relationships and distributor channels	143.9	7.8	—	(23.7)	128.0	10-25
Trademarks and tradenames	787.2	3.9	(10.1)	(0.2)	780.8	Indefinite
	$ 971.2	$ 16.6	$ (10.1)	$ (50.9)	$ 926.8	

Impairment charges for 2010, 2009 and 2008 were allocated to the Company's reporting segments as follows:

(In millions)	2010	2009	2008
Impairment of intangibles			
Outdoor Solutions	$ 0.7	$ 0.8	$ 11.7
Consumer Solutions	0.7	—	76.3
Branded Consumables	1.0	9.3	22.9
	$ 2.4	$ 10.1	$ 110.9

Impairments—2010

During the second quarter of 2010, the Company recorded a non-cash charge of $1.0 within the Branded Consumables segment to reflect the impairment of certain tradenames within this segment's Arts and Crafts business. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in the business due to a decline in 2010 of forecasted sales to a major customer. The remainder of the impairment charges to tradenames during 2010, are primarily due to a decline in forecasted revenues.

Impairments—2009

In the fourth quarter of 2009, the Company's impairment test resulted in a non-cash charge of $10.1 to reflect impairment of intangible assets related to certain of the Company's tradenames. In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports business, primarily a result of the abandonment of a minor tradename. In the Branded Consumables segment, the impairment charge recorded relates to certain tradenames associated with this segment's Firelog and Safety and Security businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the deterioration of revenues and margins related to these tradenames.

Impairments—2008

In the fourth quarter of 2008, the Company's impairment test resulted in a non-cash charge of $111 to reflect impairment of intangible assets related to certain of the Company's tradenames. In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports and paintball businesses. The impairment within the Outdoor Solutions segment was due to an overall decline in the paintball market, as well as a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows. In the Consumer Solutions segment, the impairment charge recorded relates to certain tradenames within this segment's small kitchen and household appliance businesses. The impairment within the Consumer Solutions segment is primarily due to: the Company's decision to strategically realign certain brand names; increased competition in certain markets; and the impact of the continued deterioration of macroeconomic conditions. In the Branded Consumables segment the impairment charge recorded relates to certain tradenames associated with this segment's Firelog, Lehigh and United States Playing Cards businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows.

The estimated future amortization expense related to amortizable intangible assets at December 31, 2010 is as follows:

Years Ending December 31,	Amount (in millions)
2011	$ 18.6
2012	16.8
2013	15.9
2014	14.7
2015	14.1
Thereafter	178.7

Amortization of intangibles for 2010, 2009 and 2008 was $16.0, $16.7 and $16.0, respectively. At December 31, 2010, approximately $1.9 billion of the goodwill and other intangible assets recorded by the Company is not deductible for income tax purposes.

7. Other Current Liabilities

Other current liabilities are comprised of the following at December 31, 2010 and 2009:

(In millions)	2010	2009
Cooperative advertising, customer rebates and allowances	$ 88.6	$ 81.9
Warranty and product liability reserves	111.4	98.6
Accrued environmental and other litigation	20.8	15.1
Deferred consideration for acquisitions	8.1	37.6
Other	232.3	151.4
Total other current liabilities	$ 461.2	$ 384.6

8. Warranty Reserve

Warranty reserve activity for 2010 and 2009 is as follows:

(In millions)	2010	2009
Warranty reserve at January 1,	$ 85.5	$ 78.2
Acquisitions and other adjustments	5.2	1.6
Provision for warranties issued	124.7	143.9
Warranty claims paid	(129.4)	(138.2)
Warranty reserve at December 31,	$ 86.0	$ 85.5
Allocation in the consolidated balance sheets:		
Other current liabilities	$ 75.3	$ 74.2
Other non-current liabilities	10.7	11.3
	$ 86.0	$ 85.5

9. Debt

Debt is comprised of the following at December 31, 2010 and 2009:

(In millions)	2010	2009
Senior Secured Credit Facility Term Loans	$ 1,059.8	$ 1,320.7
8% Senior Notes due 2016 *(1)*	293.6	292.7
6 1/8% Senior Notes due 2022 *(1)*	300.0	—
7 1/2% Senior Subordinated Notes due 2017 *(2)*	639.8	650.0
7 1/2% Senior Subordinated Notes due 2020 *(2)*	470.2	—
Securitization Facility due 2013	300.0	250.0
Revolving Credit Facility	—	—
2% Subordinated Note due 2012	98.4	97.2
Non-U.S. borrowings	62.0	42.8
Other	16.8	12.8
Total debt *(3)*	3,240.6	2,666.2
Less: current portion	(434.6)	(520.3)
Total long-term debt	$ 2,806.0	$ 2,145.9

(1) Collectively, the "Senior Notes."

(2) Collectively, the "Senior Subordinated Notes."

(3) At December 31, 2010 and 2009, the fair market value of total debt was approximately $3,330 and $2,675, respectively.

Senior Notes and Senior Subordinated Notes

In November 2010, the Company completed a registered public offering for $300 aggregate principal amount of 6 1/8% senior notes due 2022 and received approximately $294 in net proceeds. The net proceeds will be used for general corporate purposes. Beginning in November 2015, the Company may redeem all or part of these 6 1/8% senior notes due 2022 at specified redemption prices ranging from approximately 100% to 103% of the principal amount, plus accrued and unpaid interest to the date of redemption.

In January 2010, the Company completed a registered public offering for $492 aggregate principal amount of 7 1/2% senior subordinated notes due 2020 and received approximately $476 in net proceeds. The offering consisted of two tranches: a U.S. dollar tranche with aggregate principal amount of $275 and a Euro dollar tranche with aggregate principal amount of €150 or approximately $217. The Company used the net proceeds to repay $250 of the senior secured credit facility term loans, with the balance used for general corporate purposes. Beginning in January 2015, the Company may redeem all or part of these 7 1/2% senior subordinated notes due 2020 at specified redemption prices ranging from approximately 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. These notes are subject to similar restrictive and financial covenants as the Company's existing senior notes and senior subordinated notes.

In September 2010, the Company designated its Euro-denominated 7 1/2% senior subordinated notes due 2020, with an aggregate principal balance of €150 (the "Hedging Instrument"), as a net investment hedge of the foreign currency exposure of its net investment in certain Euro-denominated subsidiaries. Foreign currency gains and losses on the Hedging Instrument are recorded as an adjustment to AOCI. See Note 10 for disclosures regarding the Company's derivative financial instruments.

In April 2009, the Company completed a registered public offering for $300 aggregate principal amount of 8% senior notes due 2016 and received approximately $283 in net proceeds. These net proceeds were used to prepay approximately $283 of the outstanding principal on the Company's term loans under its senior secured credit facility (the "Facility"). Beginning in May 2013, the Company may redeem all or part of these senior notes due 2016 at specified redemption prices ranging from approximately 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption.

The subordinated note due 2012 (the "Note") bears annual interest at 2.0% and is payable monthly. The Note is not prepayable at the Company's option. The holder of the Note has the option to require redemption of the Note if the closing price of Jarden's common stock exceeds $45.32 (subject to adjustment as provided therein) per share for a period of three consecutive trading days.

Senior Secured Credit Facility

At December 31, 2010, the Facility consists of term loans, with payments due through 2015 that bear interest based on three-month LIBOR plus an applicable margin and a revolving credit facility which matures in 2015 and bears interest at LIBOR or Prime Rate, plus an applicable margin. At December 31, 2010, the annual commitment fee on unused balances was 0.375%. The weighted average interest rate on the Facility was approximately 3.4% at December 31, 2010.

Jarden Corporation Annual Report 2010 *(Dollars in millions, except per share data and unless otherwise indicated)*

In August 2010, the Company entered into an amendment to the Facility that, in part, extended the maturity date of approximately $364 principal amount of existing term loans from January 2012 to January 2015 through the creation of a new Term B5 tranche of the Facility and increased the gross availability of the existing revolving credit facility from $100 to $150; and extended the maturity date of the revolving credit facility until January 2015. The Term B5 loans bear interest of LIBOR plus 3.25%.

Securitization Facility

The Company maintains a receivables purchase agreement (the "Securitization Facility") that bears interest at a margin over the commercial paper rate. Under the Securitization Facility, substantially all of the Company's Outdoor Solutions, Consumer Solutions and Branded Consumables domestic accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. To the extent there is availability, the Securitization Facility will be drawn upon and repaid as needed to fund general corporate purposes. At December 31, 2010, the Securitization Facility had outstanding borrowings totaling $300. In July 2010, the Company entered into an amendment to the Securitization Facility that increased maximum borrowings from $250 to $300 and extended the term for three years until July 2013. Following the renewal, the borrowing rate margin is 2.0% and the unused line fee is 0.95% per annum.

Non-U.S. Borrowings

As of December 31, 2010 and 2009, non-U.S. borrowings consisted of the foreign senior debt (the "Foreign Debt") of $26.5 and $25.5, respectively; and amounts borrowed under various foreign credit lines and facilities totaling $35.5 and $17.3, respectively. Certain of these foreign credit lines are secured by certain non-U.S. subsidiaries' inventory and/or accounts receivable.

Debt Covenants

The Senior Notes and Senior Subordinated Notes are subject to a number of restrictive covenants that, in part, limit the ability of the Company and certain of its subsidiaries, subject to certain exceptions and qualifications, to incur additional indebtedness, to incur liens, engage in mergers and consolidations, enter into transactions with affiliates, make certain investments, transfer or sell assets, pay dividends or distributions on or repurchase the Company's common stock, prepay debt subordinate to the Senior Notes or dispose of assets.

The Facility and the Foreign Debt contain certain restrictions, subject to certain exceptions and qualifications, on the conduct of the Company and certain subsidiaries business, including, among other restrictions: incurring debt; disposing of certain assets; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers, consolidations and sales of assets and with permitted exceptions; acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Facility and the Foreign Debt also include financial covenants that require the Company to maintain certain leverage and interest coverage ratios.

The Facility and the Foreign Debt also contain a covenant that restricts the Company and its subsidiaries from making certain "restricted payments" (any dividend or other distribution, whether in cash, securities or other property, with respect to any stock or stock equivalents of the Company or any subsidiary), except that:

- the Company may declare and make dividend payments or other distributions payable in common stock;
- the Company may repurchase shares of its own stock (provided certain financial and other conditions are met); and
- the Company may make restricted payments during any fiscal year not otherwise permitted, provided that certain applicable thresholds are met.

Each of the Facility, the Foreign Debt and the indentures related to the Senior Notes and the Senior Subordinated Notes (the "Indentures") contain cross-default provisions pursuant to which a default in respect to certain of the Company's other indebtedness could trigger a default by the Company under the Facility, the Foreign Debt and the Indentures. If the Company defaults under the covenants (including the cross-default provisions), the Company's lenders could foreclose on their security interest in the Company's assets, which may have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

The Company's obligations under the Facility, the Senior Subordinated Notes and the Senior Notes are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries, all of which are directly or indirectly 100% owned by the Company (see Note 19). The obligations under the Foreign Debt are generally guaranteed by the Company and certain of its foreign subsidiaries which are directly or indirectly 100% owned by the Company.

The Company's debt maturities for the five years following December 31, 2010 and thereafter are as follows:

Years Ending December 31,	Amount (in millions)
2011	$ 434.6
2012	157.5
2013	14.0
2014	697.3
2015	232.4
Thereafter	1,742.4
Total principal payments	3,278.2
Net discount and other	(37.6)
Total	$ 3,240.6

At December 31, 2010 and 2009, unamortized deferred debt issue costs were $47.6 and $33.8, respectively. These costs are included in "Other assets" on the consolidated balance sheets and are being amortized over the respective terms of the underlying debt.

10. Derivative Financial Instruments

From time to time, the Company enters into derivative transactions to hedge its exposures to interest rate, foreign currency rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

Interest Rate Contracts

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Fair Values Hedges

At December 31, 2010, the Company has $350 notional amount outstanding in swap agreements that exchange a fixed rate of interest for variable rate of interest (LIBOR) plus an average spread of approximately 480 basis points. These floating rate swaps, which were entered into during the fourth quarter of 2010, are designated as fair value hedges against $350 of principal on the 7 1/2% senior subordinated notes due 2017 for the remaining life of these notes. The effective portion of the fair value gains or losses on these swaps is offset by fair value adjustments in the underlying debt.

During 2010, the Company terminated $625 notional amount outstanding in swap agreements that exchange a fixed rate of interest for a variable rate of interest and received $3.1 in net proceeds. These floating rate swaps were not designated as effective hedges for accounting purposes and the fair market value gains or losses are included in the results of operations.

Cash Flow Hedges

During 2010, the Company entered into a $200 notional amount forward-starting interest rate swap, which became effective commencing December 31, 2010, that exchanges a variable rate of interest (LIBOR) for a fixed rate of interest of approximately 1.4% over the term of the agreement, which matures on December 31, 2013. Additionally, during 2010, the Company entered into a $200 notional amount forward-starting interest rate swap, that becomes effective commencing December 30, 2011, that will exchange a variable rate of interest (LIBOR) for an average fixed rate of interest of approximately 1.8% over the term of the agreement, which matures on December 31, 2013.

At December 31, 2010, the Company had $650 notional amount outstanding in swap agreements (including the $200 notional amount forward-starting swap that becomes effective commencing December 30, 2011) that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments and have maturity dates through December 2013. At December 31, 2010, the weighted average fixed rate of interest on these swaps, excluding the forward-starting swap, was approximately 1.7%. The after-tax fair value gains or losses on the effective portion of these swaps are included as a component of AOCI.

Cross-Currency Contracts

The Company uses cross-currency swaps to hedge foreign currency risk on certain U.S. dollar-based debt of foreign subsidiaries. At December 31, 2010, the Company had a $22.4 notional amount cross-currency swap that exchanges Canadian dollars for U.S.

dollars. This swap exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap is designated as fair value hedge on a U.S. dollar-based term loan of a Canadian subsidiary. Changes in the fair market value of this cross-currency swap are recorded as an offset to the corresponding long-term debt.

Foreign Currency Contracts

The Company uses foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales and have maturity dates through September 2012. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of AOCI and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statements of operations as the underlying hedged item. At December 31, 2010, the Company had approximately $559 notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales. For 2010, 2009 and 2008, deferred net (losses)/gains of ($10.2), $20.1 and ($7.1) respectively, were reclassified from AOCI and recognized in earnings. At December 31, 2010, the deferred net losses of $13.3 within AOCI are primarily expected to be reclassified to earnings for the year ending December 31, 2011.

At December 31, 2010, the Company had outstanding approximately $76 notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through March 2012. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

In January 2010, the Company entered into foreign currency contracts to purchase €125 as a hedge against the Euro purchase price of the Acquisition (see Note 3). These foreign currency contracts, which matured on April 1, 2010, were not designated as effective hedges for accounting purposes and an $8.5 fair market value loss was recognized and included in the results of operations.

Commodity Contracts

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These commodity-based derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. At December 31, 2010, the Company had outstanding $6.6 notional amount of commodity-based derivatives that are not designated as effective hedges for accounting purposes and have maturity dates through June 2011. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

The following table presents the fair value of derivative financial instruments as of December 31, 2010 and December 31, 2009:

	2010		2009		
	Fair Value of Derivatives		Fair Value of Derivatives		Weighted Average Remaining Term
(In millions)	Asset*(a)*	Liability*(a)*	Asset*(a)*	Liability*(a)*	(years)
Derivatives designated as effective hedges:					
Cash flow hedges:					
Interest rate swaps	$ —	$ 5.3	$ —	$ 15.2	2.2
Foreign currency contracts	4.5	18.9	3.7	10.4	0.6
Fair value hedges:					
Interest rate swaps	—	10.2	—	—	6.3
Cross-currency swaps	—	4.1	—	2.8	1.1
Subtotal	4.5	38.5	3.7	28.4	
Derivatives not designated as effective hedges:					
Interest rate swaps - cash flow hedges	—	—	—	0.9	—
Interest rate swaps - fair value hedges	—	—	—	15.5	—
Foreign currency contracts	1.3	2.6	0.8	1.0	0.3
Commodity contracts	0.9	—	1.3	—	0.2
Subtotal	2.2	2.6	2.1	17.4	
Total	$ 6.7	$ 41.1	$ 5.8	$ 45.8	

(a) Consolidated balance sheet location:
Asset: Other non-current assets
Liability: Other non-current liabilities

The following table presents gain and loss activity (on a pretax basis) for 2010 and 2009 related to derivative financial instruments designated as effective hedges:

	2010			2009		
	Gain/(Loss)			Gain/(Loss)		
(In millions)	Recognized in OCI*(a)* (effective portion)	Reclassified from AOCI to Income	Recognized in Income*(b)*	Recognized in OCI*(a)* (effective portion)	Reclassified from AOCI to Income	Recognized in Income*(b)*
Derivatives designated as effective hedges:						
Cash flow hedges:						
Interest rate swaps	$ 9.9	$ 1.9	$ —	$ 14.1	$ 4.8	$ —
Foreign currency contracts	(14.4)	(10.2)	(2.7)	(10.1)	20.1	(7.6)
Total	$ (4.5)	$ (8.3)	$ (2.7)	$ 4.0	$ 24.9	$ (7.6)
Location of gain/(loss) in the consolidated results of operations:						
Net sales		$ (0.7)	$ —		$ 0.2	$ —
Cost of sales		(9.5)	—		19.9	—
SG&A		—	(2.7)		—	(7.6)
Interest expense		1.9	—		4.8	—
Total		$ (8.3)	$ (2.7)		$ 24.9	$ (7.6)

(a) Represents effective portion recognized in Other Comprehensive Income ("OCI").

(b) Represents portion excluded from effectiveness testing.

The following table presents gain and loss activity (on a pretax basis) for 2010 and 2009 related to derivative financial instruments not designated as effective hedges:

	Gain/(Loss) Recognized in Income*(a)*	
(In millions)	2010	2009
Derivatives not designated as effective hedges:		
Cash flow hedges:		
Interest rate swaps	$ 0.9	$ 1.2
Foreign currency contracts	(10.5)	0.1
Commodity contracts	1.6	7.6
Subtotal	(8.0)	8.9
Fair value hedges:		
Interest rate swaps	18.6	(10.5)
Total	$ 10.6	$ (1.6)

(a) Classified in SG&A

11. Commitments and Contingencies

Operating Leases

The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. Certain leases provide for payment of real estate taxes, common area maintenance, insurance and certain other expenses. Lease terms may have escalating rent provisions and rent holidays which are expensed on a straight-line basis over the term of the lease, and expire at various dates through 2025. Also, certain equipment used in Company operations is leased under operating leases.

Operating lease commitments at December 31, 2010 are as follows:

Years Ending December 31,	Amount (in millions)
2011	$ 65.3
2012	57.0
2013	48.5
2014	41.2
2015	36.2
Thereafter	87.2
Total	$ 335.4

The fixed operating lease commitments detailed above assume that the Company continues the leases through their initial lease terms. Rent expense, including equipment rentals, was $96.0, $88.0 and $82.9 for 2010, 2009 and 2008, respectively.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or certain of its subsidiaries have been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a Potentially Responsible Party ("PRP") pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect upon the Company's consolidated financial condition, results of operations or cash flows. It is possible that, as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

Environmental

The Company's operations are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials.

In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities, the majority of which relate to divested operations and sites. Various of the Company's subsidiaries have been identified by the EPA or a state environmental agency as a PRP pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites (collectively, the "Environmental Sites"). The Company has established reserves to cover the anticipated probable costs of investigation and remediation, based upon periodic reviews of all sites for which they have, or may have, remediation responsibility. The Company accrues environmental investigation and remediation costs when it is probable that a liability has been incurred, the amount of the liability can be reasonably estimated and their responsibility for the liability is established. Generally, the timing of these accruals coincides with the earlier of formal commitment to an investigation plan, completion of a feasibility study or a commitment to a formal plan of action. The Company accrues its best estimate of investigation and remediation costs based upon facts known at such dates, and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at discounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which various of the Company's subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each Environmental Site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.

Due to the uncertainty described above, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of December 31, 2010.

The Company believes that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Litigation

The Company and/or its subsidiaries are involved in various lawsuits arising from time to time that the Company considers ordinary routine litigation incidental to its business. Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel (if deemed appropriate), of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors that vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. The Company believes that anticipated probable costs of litigation matters have been adequately reserved to the extent determinable. Based on current information, the Company believes that the ultimate conclusion of the various pending litigation of the Company, in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Product Liability

As a consumer goods manufacturer and distributor, the Company and/or its subsidiaries face the risk of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods.

The Company and/or its subsidiaries are therefore party to various personal injury and property damage lawsuits relating to their products and incidental to its business. Annually, the Company sets its product liability insurance program which is an occurrence-based program based on the Company and its subsidiaries' current and historical claims experience and the availability and cost of insurance. The Company's product liability insurance program generally includes a self-insurance retention per occurrence.

Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Based on current information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

12. Taxes on Income

The components of the provision for income taxes attributable to continuing operations for 2010, 2009 and 2008 were as follows:

(In millions)	2010	2009	2008
Current income tax expense:			
U.S. federal	$ 2.9	$ (7.9)	$ 0.5
Foreign	71.8	55.4	62.1
State and local	2.9	2.0	0.2
Total	77.6	49.5	62.8
Deferred income tax expense (benefit):			
U.S. federal	57.3	54.1	(19.9)
State, local and other, net of federal tax benefit	2.5	8.3	(3.9)
Foreign	(14.6)	(1.2)	(12.7)
Total	45.2	61.2	(36.5)
Total income tax provision	$ 122.8	$ 110.7	$ 26.3

The difference between the federal statutory income tax rate and the Company's reported income tax rate as a percentage of income (loss) from operations is reconciled as follows:

	2010	2009	2008
Federal statutory tax rate	35.0%	35.0%	(35.0)%
Increase (decrease) in rates resulting from:			
State and local taxes, net	1.8	0.4	(24.3)
Foreign rate differences	(3.8)	(2.3)	(26.0)
Non-deductible compensation	3.5	3.3	12.3
Foreign earnings not permanently reinvested	6.8	10.7	43.2
Tax settlements and related adjustments	—	(3.6)	1.0
Goodwill impairment	—	—	102.7
Valuation allowance	(0.3)	1.4	7.7
Venezuela devaluation and inflationary adjustments and tax exempt income	5.9	(5.4)	(4.1)
Foreign dividends	0.9	7.7	—
Non-deductible transaction costs	3.1	—	—
Other	0.6	(1.0)	3.2
Reported income tax rate	53.5%	46.2%	80.7%

Foreign pre-tax income was approximately $115, $218, and $165 for 2010, 2009 and 2008, respectively.

Deferred tax assets (liabilities) at December 31, 2010 and 2009 are comprised of the following:

(In millions)	2010	2009
Intangibles	$ (375.6)	$ (298.8)
Goodwill	(92.6)	(78.2)
Financial reporting amount of a subsidiary in excess of tax basis	(71.6)	(72.5)
Foreign earnings not permanently reinvested	(38.1)	(40.5)
Property and equipment	(14.8)	(5.9)
Other	(6.6)	(22.7)
Gross deferred tax liabilities	(599.3)	(518.6)
Net operating loss	73.2	122.3
Accounts receivable allowances	14.7	13.8
Inventory valuation	51.8	40.4
Pension and postretirement	43.0	37.9
Stock-based compensation	10.1	16.9
Other compensation and benefits	19.7	13.6
Operating reserves	57.9	74.4
Other	72.2	83.7
Gross deferred tax assets	342.6	403.0
Valuation allowance	(35.3)	(32.1)
Net deferred tax liability	$ (292.0)	$ (147.7)

The Company continually reviews the adequacy of the valuation allowance. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized. This assessment is based on an evaluation of the level of historical taxable income and projections for future taxable income. During 2010, the Company's valuation allowance was increased by $3.2 principally due to the inability to benefit from certain foreign losses attributable to the Company's 2010 acquisitions.

At December 31, 2010, the Company had net operating losses ("NOLs") of approximately $1 billion for domestic tax purposes. Of this amount, approximately $1 billion were acquired through acquisitions, of which approximately $849 are not reflected in the consolidated financial statements. Additionally, approximately $843 of these domestic NOLs are subject to varying limitations on their use under Section 382 of the Internal Revenue Code of 1986, as amended.

The Company has also accumulated or acquired through acquisitions approximately $134 of foreign NOLs. Of the total foreign NOLs, $0.3 will expire in 2011. Approximately $24 of the foreign NOLs will expire in years subsequent to 2011, and approximately $109 have an unlimited life.

The Company and/or its subsidiaries are subject to federal, state and foreign income tax audits. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

Generally, the Company intends to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries outside the United States. As a result the Company has not provided for U.S. income taxes on undistributed foreign earnings of approximately $788 at December 31, 2010. The Company intends to permanently reinvest these earnings in the future growth of its foreign businesses. Determination of the amount of unrecognized deferred U.S. income liability is not practicable because of the complexities associated with its hypothetical calculation. In 2010, the Company recorded a deferred tax benefit of $2.4 related to profits that were deemed not to be permanently reinvested outside of the United States. In 2009 and 2008, the Company recorded a deferred tax charge $23.7 and $7.9, respectively, related to profits that were deemed not to be permanently reinvested outside of the United States.

The following table sets forth the details and the activity related to unrecognized tax benefit as of and for the years ended December 31, 2010 and 2009:

(In millions)	2010	2009
Unrecognized tax benefits, January 1,	$ 51.5	$ 73.0
Increases (decreases):		
Acquisitions	1.8	—
Tax positions taken during the current period	3.3	2.0
Tax positions taken during a prior period	(1.3)	(19.1)
Settlements with taxing authorities	(1.9)	(2.4)
Other	2.3	(2.0)
Unrecognized tax benefits, December 31,	$ 55.7	$ 51.5

During 2010 and 2009, the change in the unrecognized tax benefits primarily relates to the expiration of certain statutes of limitations, the redetermination of required reserves, and tax settlements made during the year. In 2010 and 2009, the decrease in unrecognized tax benefits due to expiring statutes was $0.6 and $7.1, respectively. Also during 2010 and 2009, the Company paid $1.9 and $2.4, respectively, to settle certain tax audits for foreign subsidiaries in their local jurisdictions. At December 31, 2010, the amount of gross unrecognized tax benefits that, if recognized, would affect the reported tax rate is $54.3. The Company has indemnification for $1.4 of the gross unrecognized tax benefit from the sellers of acquired companies.

The Company conducts business globally and, as a result, the Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state, local, and foreign jurisdictions. In the normal course of business, the Company or its subsidiaries are subject to examination by tax authorities throughout the world, including such major jurisdictions as Canada, France, Germany, Hong Kong, Japan, Mexico, Venezuela, the United Kingdom and the United States. As of December 31, 2010, the Company remains subject to examination by federal tax authorities for certain tax years and is currently under examination for the income tax filings in various state and foreign jurisdictions. At December 31, 2010, the Company believes it has no material tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits may significantly change within twelve months.

The Company classifies all interest expense and penalties on uncertain tax positions as income tax expense, which is consistent with the classification in prior years. As of December 31, 2010 and 2009, the liability for tax-related interest expense was $4.1 and $2.8, respectively. Additionally, the 2010 and 2009 provision for income taxes includes tax-related interest expense of $1.1 and 1.0, respectively.

13. Stockholders' Equity and Share-Based Awards

The Company maintains the 2009 Stock Incentive Plan and the Amended and Restated 2003 Stock Incentive Plan, as amended, which allows for grants of stock options, restricted stock and short-term cash awards. There were approximately 3.7 million share-based awards collectively available for grant under these stock plans at December 31, 2010.

Stock Options

A summary of the Company's stock option activity in 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	3,133.8	$ 19.45	3,765.0	$ 17.09	3,431.2	$ 16.88
Granted	40.0	33.51	549.8	20.27	871.5	20.88
Exercised	(544.6)	15.55	(951.9)	9.31	(186.8)	11.29
Cancelled	(99.9)	24.12	(229.1)	24.79	(350.9)	27.5
Options outstanding, end of year	2,529.3	$ 20.33	3,133.8	$ 19.45	3,765.0	$ 17.09
Options exercisable, end of year	1,924.3	$ 20.00	2,088.0	$ 18.90	2,774.8	$ 15.31
Other stock option data:						
Weighted average per share grant date fair value of grants during the year		$ 16.89		$ 9.91		$ 7.44

Significant option grants outstanding at December 31, 2010 and related weighted average price and remaining life information is as follows:

	Options Outstanding			Options exercisable	
Exercise Price	Number Outstanding (in thousands)	Weighted average exercise price	Weighted average remaining life (years)	Number Exercisable (in thousands)	Weighted average exercise price
$ 2.43 – $ 8.60	392.8	$ 8.46	2.5	392.8	$ 8.46
$10.65 – $13.14	311.2	12.42	3.6	305.2	12.46
$18.89 – $21.40	1,108.8	20.66	5.9	552.0	20.74
$21.90 – $29.46	520.7	28.19	2.8	518.5	28.20
$33.07 – $37.99	195.8	33.89	3.4	155.8	33.99
	2,529.3	$ 20.33	4.3	1,924.3	$ 20.00
Other stock option data (in millions):					
Total intrinsic value of in-the-money options		$ 27.3			$ 21.4

The Company does not use cash to settle any of its options or restricted share awards and when available issues shares from its treasury stock instead of issuing new shares. The total intrinsic value of options exercised for 2010, 2009 and 2008, based upon the market price upon exercise, was approximately $9.4, $18.6, and $2.1, respectively. The common stock options granted during 2010, 2009 and 2008, vest ratably over the explicit service period and generally have a contractual term of 7 years.

The weighted average assumptions used to determine the fair value of options granted in 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Expected volatility	60.7%	58.3%	37.7%
Risk-free interest rates	2.3%	2.3%	3.2%
Expected life (in years)	4.5	4.5	4.5

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. The contractual life is generally 7 years for those restricted shares with performance targets, common stock price thresholds, or some combination thereof. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant.

A summary of the Company's restricted share activity for 2010, 2009 and 2008 is as follows:

	Shares (in thousands)	Weighted Average Fair Value	Total Value (in millions)
Outstanding as of December 31, 2007	2,048.7	$ 33.98	$ 69.6
Granted	277.4	19.51	5.4
Released/Vested	(581.4)	30.18	(17.5)
Cancelled	(286.0)	31.13	(8.9)
Outstanding as of December 31, 2008	1,458.7	33.30	48.6
Granted	1,654.3	21.83	36.1
Released/Vested	(1,219.9)	24.63	(30.0)
Cancelled	(129.5)	31.13	(4.0)
Outstanding as of December 31, 2009	1,763.6	28.70	50.7
Granted	2,387.3	30.95	73.9
Released/Vested	(643.1)	30.33	(19.5)
Cancelled	(85.2)	27.78	(2.4)
Outstanding as of December 31, 2010	3,422.6	$ 29.99	$ 102.7

For those restricted awards with common stock price thresholds, the weighted average grant date fair values of these awards were $30.72, $10.99 and $17.30 for 2010, 2009 and 2008, respectively, based on the following assumptions:

	2010	2009	2008
Expected volatility	49.4%	50.4%	37.0%
Risk-free interest rates	2.6%	1.4%	3.3%
Derived service periods (in years)	0.1	0.2	2.4

For all other restricted share awards, the weighted average grant date fair values $31.00, $24.08 and $19.6 for the years ended December 31, 2010, 2009 and 2008, respectively.

In 2010, the Company granted a total of approximately 2.4 million restricted share awards. As part of these awards, in January 2010, the Board authorized an annual grant of approximately 0.4 million restricted share awards to certain executive officers. These awards had an aggregate grant date fair value of $11.2 and vested during the first three months of 2010 when the Company's weighted average share price exceeded certain thresholds. Additionally, in January 2010, the Board authorized a one-time grant of approximately 1.4 million restricted share awards to certain executive officers. These awards, which had an aggregate grant date fair value of $44.8, have a 5 year legal life and their restrictions lapse if and when the Company achieves certain performance targets. The Company is currently not recognizing compensation expense on these awards as the achievement of the performance targets is improbable. In 2010, the Company also granted approximately 0.6 million restricted share awards with an aggregate grant date fair value of $17.9 that cliff vest upon the achievement of certain performance targets and an explicit service requirement.

In 2009, the Company granted a total of approximately 1.7 million restricted share awards. As part of these awards, in January 2009, the Board approved the granting of 0.3 million restricted shares of the Company's common stock to certain executive officers of the Company. The grant date fair value of these awards was $10.99 per share with an aggregate fair value of $3.1 for the grant and a vesting price of $12.88 per share. Additionally, in December 2009, the Board granted 0.6 million restricted share awards to certain executive officers of the Company. These awards, which vested immediately, are subject to certain sales restrictions and had a grant date fair value of $28.53 per share for an aggregate fair value of $17.1. The remaining 0.8 million restricted share awards had an aggregate fair value of $15.9 and vest if the Company achieves certain earnings performance targets over a 3 year period.

In 2008, the majority of the restricted shares granted were primarily performance based awards which vest upon achievement of certain internal performance measures and fulfillment of the explicit service periods.

As of December 31, 2010, there was $11.7 of unrecognized compensation cost related to non-vested share-based awards. Those costs are expected to be recognized through 2013 over a weighted-average period of approximately 9 months.

Stockholders' Equity

In March 2010, the Board authorized a $50 increase in the Company's existing stock repurchase program to allow the Company to repurchase an aggregate of up to $150 of its common stock. Under this stock repurchase program, the Company repurchased approximately 1.4 million and 1.5 million shares of its common stock in 2010 and 2008, respectively, at an average price of $29.62 and $15.12 per share, respectively. There were no shares repurchased in 2009.

In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend. In December 2010, the Board declared a quarterly cash dividend of $0.0825 per share of the Company's common stock, or $7.3, paid on January 31, 2011 to stockholders of record as of the close of business on January 3, 2011. Cash dividends paid to stockholders in 2010 and 2009 was $28.7 and $6.6, respectively. The actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board each quarter after its review of the Company's financial performance.

In April 2009, the Company completed an equity offering of 12.0 million newly-issued shares of common stock at $17.50 per share. The net proceeds to the Company were approximately $203.

At December 31, 2010, the Company had a common stock warrant (the "Warrant") outstanding that grants the holder the right to purchase approximately 2.2 million shares of Jarden common stock at an initial exercise price of $45.32 per share (subject to adjustment as provided therein). The Warrant must be exercised in full and expires on March 31, 2012. The Company has the option to require the holder to exercise the Warrant if the closing price of Jarden's common stock exceeds $50.99 per share (subject to equitable adjustment for certain transactions) for a period of three consecutive trading days. If the holder of the Note, (see Note 9) causes Jarden to redeem the Note, then the threshold price for the right of mandatory exercise of the Warrant will be reduced from the aforementioned $50.99 per share to $45.32 per share.

14. Earnings Per Share Calculation

A computation of the weighted average shares outstanding for 2010, 2009 and 2008 is as follows:

(In millions)	2010	2009	2008
Weighted average shares outstanding:			
Basic	89.0	84.1	75.2
Dilutive share-based awards *(1)*	0.8	0.7	—
Diluted	89.8	84.8	75.2

(1) For 2008, excludes 1.1 million potentially dilutive share-based awards as their effect would be anti-dilutive.

Stock options and warrants to purchase approximately 2.4 million, 2.9 million and 3.1 million shares of the Company's common stock at December 31, 2010, 2009 and 2008 had exercise prices that exceeded the average market price of the Company's common stock for the three months ended December 31, 2010, 2009 and 2008, respectively. As such, these share-based awards did not affect the computation of diluted earnings per share.

15. Employee Benefit Plans

The Company maintains defined benefit pension plans for certain of its employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. At December 31, 2010, substantially all the domestic pension and postretirement plans are frozen to new entrants and to future benefit accruals. Benefit obligations are calculated using generally accepted actuarial methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees. The pension and postretirement benefit obligations are measured as of December 31 for 2010 and 2009.

Net Periodic Expense

The components of net periodic pension and postretirement benefit expense for 2010, 2009 and 2008 are as follows:

	Pension Benefits								
	2010			2009			2008		
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Service cost	$ 0.2	$ 1.6	$ 1.8	$ 0.2	$ 0.9	$ 1.1	$ 0.2	$ 1.0	$ 1.2
Interest cost	17.6	2.5	20.1	18.4	1.8	20.2	18.3	1.9	20.2
Expected return on plan assets	(13.6)	(1.2)	(14.8)	(12.5)	(0.9)	(13.4)	(18.5)	(1.2)	(19.7)
Amortization:									
Prior service cost	—	—	—	—	—	—	—	—	—
Net actuarial loss	3.3	—	3.3	4.8	—	4.8	—	—	—
Net periodic cost	7.5	2.9	10.4	10.9	1.8	12.7	—	1.7	1.7
Curtailments and settlements	1.9	(0.1)	1.8	0.5	0.1	0.6	0.3	(0.1)	0.2
Total expense	$ 9.4	$ 2.8	$ 12.2	$ 11.4	$ 1.9	$ 13.3	$ 0.3	$ 1.6	$ 1.9
Assumptions									
Weighted average assumption used to calculate net periodic cost:									
Discount rate	5.79%	5.12%	5.69%	6.19%	5.57%	6.13%	6.21%	5.37%	6.12%
Expected return on plan assets	8.21%	5.16%	7.87%	8.18%	5.19%	7.94%	8.14%	5.72%	7.94%
Rate of compensation increase	—	2.98%	2.98%	—	2.95%	2.95%	—	4.07%	4.07%

	Postretirement Benefits		
(In millions)	2010	2009	2008
Service cost	$ 0.3	$ 0.1	$ 0.2
Interest cost	0.7	0.5	1.1
Amortization:			
Prior service benefit	(0.8)	(0.8)	(0.8)
Net actuarial gain	—	(0.1)	(0.5)
Net periodic cost (credit)	0.2	(0.3)	—
Curtailments and settlements	—	—	(16.2)
Total expense (credit)	$ 0.2	$ (0.3)	$ (16.2)
Assumptions			
Weighted average assumption used to calculate net periodic cost:			
Discount rate	5.96%	6.25%	6.25%
Rate of compensation increase	—%	—%	3.0%

The amount of AOCI expected to be recognized in net periodic benefit cost for the year ending December 31, 2011 is as follows:

	Pension Benefits			
(In millions)	Domestic	Foreign	Total	Postretirement
Prior service cost	$ —	$ —	$ —	$ 0.8
Net actuarial loss (gain)	(4.0)	—	(4.0)	0.1
	$ (4.0)	$ —	$ (4.0)	$ 0.9

Funded Status

The following provides a reconciliation of the benefit obligation, plan assets and the funded status of the pension and postretirement plans as of December 31, 2010 and 2009:

	Pension Benefits						Postretirement Benefits	
	2010			2009			2010	2009
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total		
Change in benefit obligation:								
Benefit obligation at beginning of year	$ 316.4	$ 35.1	$ 351.5	$ 308.1	$ 32.2	$ 340.3	$ 8.2	$ 8.4
Acquisitions	—	21.9	21.9	—	—	—	6.2	—
Service cost	0.2	1.6	1.8	0.2	0.9	1.1	0.3	0.1
Interest cost	17.6	2.5	20.1	18.4	1.8	20.2	0.7	0.5
Curtailments and settlements	(15.9)	(0.4)	(16.3)	(1.2)	(0.2)	(1.4)	—	—
Amendments	—	0.3	0.3	—	—	—	—	—
Actuarial loss (gain)	18.0	0.7	18.7	12.7	0.4	13.1	0.6	—
Participant contributions	—	—	—	—	—	—	0.5	0.5
Benefits paid	(23.2)	(3.0)	(26.2)	(21.8)	(1.8)	(23.6)	(1.2)	(1.3)
Foreign currency translation and other	—	(0.4)	(0.4)	—	1.8	1.8	—	—
Benefit obligation at end of year *(1)*	313.1	58.3	371.4	316.4	35.1	351.5	15.3	8.2
Change in plan assets:								
Fair value of plan assets at beginning of year	$ 204.3	$ 20.2	$ 224.5	$ 186.4	$ 17.2	$ 203.6	$ —	$ —
Acquisitions	—	7.6	7.6	—	—	—	—	—
Actual return on plan assets	16.4	1.8	18.2	33.4	1.7	35.1	—	—
Company contributions	40.0	3.3	43.3	7.5	1.7	9.2	0.7	0.8
Settlements	(15.9)	(0.2)	(16.1)	(1.2)	(0.2)	(1.4)	—	—
Participant contributions	—	—	—	—	—	—	0.5	0.5
Benefits paid	(23.2)	(3.0)	(26.2)	(21.8)	(1.8)	(23.6)	(1.2)	(1.3)
Foreign currency translation and other	—	(0.4)	(0.4)	—	1.6	1.6	—	—
Fair value of plan assets at end of year	221.6	29.3	250.9	204.3	20.2	224.5	—	—
Net (liability) recognized in the consolidated balance sheet	$ (91.5)	$ (29.0)	$ (120.5)	$ (112.1)	$ (14.9)	$ (127.0)	$ (15.3)	$ (8.2)
Assumptions								
Weighted average assumption used to calculate benefit obligation:								
Discount rate	5.25%	4.78%	5.18%	5.79%	5.20%	5.73%	5.50%	5.85%
Rate of compensation increase	—%	2.98%	2.98%	—%	3.32%	3.32%	—%	—%
Healthcare cost trend rate:								
Current:								
Pre-Age 65	—	—	—	—	—	—	7.50%	7.00%
Post-Age 65	—	—	—	—	—	—	7.50%	7.40%
Ultimate	—	—	—	—	—	—	4.50%	4.50%

(1) The accumulated benefit obligation for all defined benefit pension plans was $367 and $349 at December 31, 2010 and 2009, respectively.

Amounts recognized in the Company's consolidated balance sheets at December 31, 2010 and 2009 consist of:

(In millions)	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Other Assets	$ 1.5	$ 1.2	$ —	$ —
Accrued benefit cost	(122.0)	(128.2)	(15.3)	(8.2)
Net amount recognized	$ (120.5)	$ (127.0)	$ (15.3)	$ (8.2)

Summary of under-funded or non-funded pension benefit plans with projected benefit obligation in excess of plan assets at December 31, 2010 and 2009:

(In millions)	Pension Benefits	
	2010	2009
Projected benefit obligation	$ 350.8	$ 342.3
Fair value of plan assets	228.8	214.1

Summary of pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2010 and 2009:

(In millions)	Pension Benefits	
	2010	2009
Accumulated benefit obligation	$ 343.8	$ 340.4
Fair value of plan assets	224.6	214.1

The Company employs a total return investment approach for its pension plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and the Company's financial condition. The domestic investment portfolios contain a diversified blend of equity and fixed-income investments. The domestic equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. The domestic fixed income investments are primarily comprised of investment-grade and high-yield securities through investments in corporate and government bonds, government agencies and asset backed securities. The Level 1 and Level 2 investments are primarily based upon quoted market prices and the classification between Level 1 and Level 2 are based upon the valuation frequency of the investments. The domestic Level 3 investments are primarily comprised of hedge fund of funds whose assets are primarily valued based upon the net asset value per share and an insurance contract valued at contract value. The Company maintains numerous foreign defined benefit pension plans. The asset allocations for the foreign investment may vary by plan and jurisdiction and are primarily based upon the plan structure and plan participant profile. The foreign Level 3 investments are primarily comprised of insurance contracts valued at contract value. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments. The Company's target asset allocation for 2010 and 2009 is as follows: equities—45%-60%; bonds—25%-40%; and cash alternatives investments and other—0%-30%. Actual asset allocations may vary from the targeted allocations for various reasons, including market conditions and the timing of transactions.

The composition of domestic pension plan assets at December 31, 2010 and 2009 is as follows:

(In millions)	Fair Value Measurements of Plan Assets – Domestic Plans			
	December 31, 2010			
Asset Category	Level 1	Level 2	Level 3	Total
Equity securities and funds:				
Domestic	$ 46.0	$ —	$ —	$ 46.0
International	16.7	17.3	—	34.0
Fixed income securities and funds:				
Investment-grade	35.9	6.5	—	42.4
High-yield	0.2	11.7	—	11.9
Alternative Investments	21.0	34.6	13.6	69.2
Cash and other	16.7	—	1.4	18.1
Total	$ 136.5	$ 70.1	$ 15.0	$ 221.6

(In millions)	Fair Value Measurements of Plan Assets – Domestic Plans			
	December 31, 2009			
Asset Category	Level 1	Level 2	Level 3	Total
Equity securities and funds:				
Domestic	$ 34.0	$ —	$ —	$ 34.0
International	15.3	11.3	—	26.6
Fixed income securities and funds:				
Investment-grade	40.5	25.9	—	66.4
High-yield	—	7.7	—	7.7
Alternative Investments	—	27.4	6.5	33.9
Cash and other	34.4	—	1.3	35.7
Total	$ 124.2	$ 72.3	$ 7.8	$ 204.3

The composition of foreign pension plan assets at December 31, 2010 and 2009 is as follows:

(In millions)	Fair Value Measurements of Plan Assets – Foreign Plans			
	December 31, 2010			
Asset Category	Level 1	Level 2	Level 3	Total
Equity securities and funds	$ 5.6	$ —	$ —	$ 5.6
Fixed income securities and funds	7.6	—	—	7.6
Cash and other	0.8	—	15.3	16.1
Total	$ 14.0	$ —	$ 15.3	$ 29.3

(In millions)	Fair Value Measurements of Plan Assets – Foreign Plans			
	December 31, 2009			
Asset Category	Level 1	Level 2	Level 3	Total
Equity securities and funds	$ 5.1	$ —	$ —	$ 5.1
Fixed income securities and funds	6.6	—	7.7	14.3
Cash and other	0.8	—	—	0.8
Total	$ 12.5	$ —	$ 7.7	$ 20.2

The activity for Level 3 pension plan assets for 2010 and 2009 is a follows:

(In millions)	Level 3 Pension Plan Assets	
	Domestic Plans	Foreign Plans
Balance, December 31, 2008	$ 9.2	$ 7.2
Actual return on plan assets:		
Relating to assets held at year-end	0.3	0.6
Purchases, sales and settlements and other, net	(1.7)	(0.1)
Balance, December 31, 2009	$ 7.8	$ 7.7
Acquisitions	—	7.6
Actual return on plan assets:		
Relating to assets held at year-end	0.2	0.7
Purchases, sales, settlements and other, net	7.0	(0.7)
Balance, December 31, 2010	$ 15.0	$ 15.3

Domestic Contributions

In 2011, the Company expects to make cash contributions of approximately $14 and $1 to its domestic pension and postretirement plans, respectively. These contributions are for both funded and unfunded plans and are net of participant contributions.

Foreign Contributions

The Company funds its pension plans in amounts consistent with applicable laws and regulations and expects to make cash contributions of approximately $4 in 2011.

Information about the expected benefit payments for the Company's pension and postretirement plans are as follows:

(In millions) Years Ending December 31,	Pension Plans	Postretirement Plans
2011	$ 26.3	$ 1.0
2012	24.9	0.9
2013	24.9	0.8
2014	25.3	0.8
2015	24.6	0.8
Next 5 years	126.6	4.9
Total	$ 252.6	$ 9.2

The current healthcare cost trend rate gradually declines through 2022 to the ultimate trend rate and remains level thereafter. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(In millions)	1% Increase	1% Decrease
Service and interest cost components of postretirement benefit costs	$ 0.1	$ (0.1)
Postretirement benefit obligation	1.5	(1.2)

The Company sponsors a defined contribution savings plan for substantially all of its U.S. employees. Under provisions for this plan, employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company generally matches a percentage of a participating employee's before-tax contributions. For 2010, 2009 and 2008 the defined contribution savings plan expense was $5.5, $5.7 and $9.7, respectively.

16. Reorganization and Acquisition-Related Integration Costs

The Company did not incur any reorganization and acquisition-related integration costs (collectively, "reorganization costs") in 2010. Reorganization costs for 2009 and 2008 are as follows:

	2009			
(In millions)	Employee Terminations	Other Charges	Impairment	Total
Charged to Results of Operations:				
Outdoor Solutions	$ 23.5	$ 20.8	$ 4.2	$ 48.5
Consumer Solutions	2.9	0.9	—	3.8
	$ 26.4	$ 21.7	$ 4.2	$ 52.3

	2008			
(In millions)	Employee Terminations	Other Charges	Impairment	Total
Charged to Results of Operations:				
Outdoor Solutions	$ 14.7	$ 17.9	$ —	$ 32.6
Branded Consumables	7.4	3.3	—	10.7
Process Solutions	3.6	1.6	3.7	8.9
Corporate	4.1	3.5	—	7.6
Subtotal	29.8	26.3	3.7	59.8
Capitalized as a Cost of Acquisition:				
Outdoor Solutions	2.5	3.5	—	6.0
Corporate	0.4	—	—	0.4
	$ 32.7	$ 29.8	$ 3.7	$ 66.2

Capitalized Reorganization Costs

In connection with the acquisition of K2 Inc. ("K2") in 2007, management approved and initiated plans to restructure the operations of K2. These plans were contemplated at the time of this acquisition and include in part, the elimination of certain duplicative functions and vacating redundant facilities in order to reduce the combined cost structure of the Company. The capitalized costs incurred during 2008, primarily relate to workforce reductions associated with the elimination of duplicative functions and other exit costs resulting from the K2 acquisition. These costs were accrued within the Outdoor Solutions segment.

Jarden Corporation Annual Report 2010 *(Dollars in millions, except per share data and unless otherwise indicated)*

Outdoor Solutions Segment Reorganization Costs

In 2009, the Company initiated plans to rationalize the overall cost structure of the Outdoor Solutions segment through headcount reductions and facility consolidation. These plans consist of restructuring the Company's domestic and European paintball operations, realigning distribution and warehouse facilities both domestically and in Europe, rationalizing manufacturing operations in the Far East and integrating various 2009 tuck-in acquisitions. Prior to 2008, the Company initiated a plan to integrate certain acquired businesses. This plan includes in part, facility closings and headcount reductions. Employee termination charges for 2009 and 2008 relate to the implementation of these initiatives.

For 2009, other charges include lease and moving costs ($6.2), contract termination fees ($4.3), professional fees ($4.0) and other costs ($6.3). The impairments charges recorded in 2009 relate to the write-down of certain fixed assets. For 2008, other charges primarily relate to the integration of acquired businesses and include professional fees ($5.7), contract termination fees ($0.6), lease and moving costs ($3.7) and other costs ($7.9).

As of December 31, 2010, $0.5 of severance and other employee related costs and $3.3 of other costs (primarily lease and other contract termination costs) remain accrued for these initiatives.

Consumer Solutions Segment Reorganization Costs

During 2009, the Company initiated plans to rationalize the overall cost structure of the Consumer Solutions segment primarily through headcount reductions. Employee termination charges for 2009 relate to these plans.

As of December 31, 2010, $6.2 of costs, primarily lease obligations, remain accrued for these initiatives.

Branded Consumables Segment Reorganization Costs

Prior to 2008, the Company initiated plans to consolidate certain non-manufacturing processes across this segment's platform and reorganize this segment to facilitate long-term cost savings and improve management and reporting capabilities. Specific cost savings initiatives include the utilization of certain shared distribution and warehousing services and information systems platforms and outsourcing the manufacturing of certain kitchen products. Employee termination charges in 2008 primarily relate to these plans.

For 2008, other charges primarily consist of facility closing costs ($0.9) and other costs for professional fees and employee relocation, primarily related to the consolidation of certain non-manufacturing processes across the segment platform ($2.4).

Process Solutions Segment Reorganization Costs

Prior to 2008, the Company initiated a plan to consolidate manufacturing facilities related to the plastics business. The plan includes facility closures and headcount reductions. Employee termination and other charges for 2008 primarily relate to this plan.

The impairment charge in 2008 primarily relates to the write down of long-lived assets attributable to a plant closure announced in 2008.

Corporate Reorganization Costs

For 2008, the severance and other employee benefit-related benefits costs ($4.1) and other charges ($3.5), principally professional fees, are primarily due to the integration of certain corporate functions related to an acquired business.

The activity related to accrued reorganization costs as of and for the years ended December 31, 2010 and 2009 is as follows:

(In millions)	Accrual Balance at December 31, 2009	Reorganization Costs, net	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2010
Severance and other employee-related	$ 10.7	$ —	$ (9.9)	$ (0.3)	$ 0.5
Other costs *(1)*	18.7	—	(10.0)	0.8	9.5
Total	$ 29.4	$ —	$ (19.9)	$ 0.5	$ 10.0

(In millions)	Accrual Balance at December 31, 2008	Reorganization Costs, net	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2009
Severance and other employee-related *(2)*	$ 12.3	$ 26.4	$ (27.8)	$ (0.2)	$ 10.7
Other costs	15.8	21.7	(17.1)	(1.7)	18.7
Total	$ 28.1	$ 48.1	$ (44.9)	$ (1.9)	$ 29.4
Impairment		4.2			
		$ 52.3			

(1) Amounts accrued at December 31, 2010 for other costs (principally lease costs) are expected to be paid through 2015.

(2) For 2009, the total headcount underlying these costs is approximately 2,700.

17. Segment Information

The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America. The Company and its chief operating decision maker use "segment earnings" to measure segment operating performance.

The Outdoor Solutions segment manufactures or sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas and charcoal grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as inflatable boats, kayaks and tow-behinds. The Outdoor Solutions segment is also a leading provider of fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas® Full Tilt®, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Helium®, Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as CAPP3L®, ExOfficio®, K2®, Marker®, Marmot®, Planet Earth®, Ride®, Völkl® and Zoot®, and premium air beds under brand names including Aero®, Aerobed® and Aero Sport®.

The Consumer Solutions segment manufactures or sources, markets, and distributes a diverse line of household products, including kitchen appliances and personal care and wellness products for home use. This segment maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and Villaware®. The principal products in this segment include clippers and trimmers for professional use in the beauty and barber and animal categories; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use; products for the hospitality industry; and scales for consumer use.

The Branded Consumables segment manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, brooms, brushes, buckets, children's card games, clothespins, collectible tins, condoms, cord, rope and twine, dusters, dust pans, feeding bottles, fencing, fire extinguishing products, firelogs and firestarters, home canning jars and accessories, kitchen matches, mops, other craft items, pacifiers, plastic cutlery, playing cards and accessories, rubber gloves and related cleaning products, safes, security cameras, security doors, smoke and carbon monoxide alarms, soothers, sponges, storage organizers and workshop accessories, teats, toothpicks, window guards and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, BRK®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Forster®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Lillo®, Loew-Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie Green Cleaning®, Quickie Home-Pro®, Quickie Microban®, Quickie Original®, Quickie Professional®, Spontex®, Tigex® and Wellington® brand names, among others.

The Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. Our materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and is the sole source supplier of copper plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Segment information as of and for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net Sales	$ 2,518.7	$ 1,869.6	$ 1,345.3	$ 342.7	$ (53.6)	$ 6,022.7	$ —	$ 6,022.7
Segment earnings (loss)	300.9	266.2	195.0	37.1	—	799.2	(89.1)	710.1
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(2.1)	—	(25.3)	—	—	(27.4)	—	(27.4)
Acquisition-related and other costs *(1)*	(7.4)	(4.0)	(3.4)	—	—	(14.8)	(27.5)	(42.3)
Venezuela hyperinflationary and devaluation charges (see Note 1)	—	—	—	—	—	—	(70.6)	(70.6)
Impairment of goodwill and intangibles	(0.7)	(0.7)	(18.3)	—	—	(19.7)	—	(19.7)
Depreciation and amortization	(62.1)	(28.1)	(39.0)	(12.1)	—	(141.3)	(1.5)	(142.8)
Operating earnings (loss)	$ 228.6	$ 233.4	$ 109.0	$ 25.0	$ —	$ 596.0	$ (188.7)	$ 407.3
Other segment data:								
Total assets	$ 2,785.4	$ 1,818.6	$ 1,897.1	$ 200.5	$ —	$ 6,701.6	$ 391.4	$ 7,093.0
Capital expenditures	48.0	24.3	30.7	7.5	—	110.5	27.0	137.5

	2009							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net Sales	$ 2,311.8	$ 1,835.9	$ 792.1	$ 262.6	$ (49.8)	$ 5,152.6	$ —	$ 5,152.6
Segment earnings (loss) *(2)*	277.6	280.5	104.0	30.3	—	692.4	(86.7)	605.7
Adjustments to reconcile to reported operating earnings (loss):								
Reorganization costs *(2)*	(48.5)	—	—	—	—	(48.5)	—	(48.5)
Impairment of goodwill and intangibles	(0.8)	—	(22.1)	—	—	(22.9)	—	(22.9)
Other *(3)*	—	9.2	—	—	—	9.2	(26.3)	(17.1)
Depreciation and amortization	(66.7)	(29.3)	(21.9)	(11.6)	—	(129.5)	(0.8)	(130.3)
Operating earnings (loss)	$ 161.6	$ 260.4	$ 60.0	$ 18.7	$ —	$ 500.7	$ (113.8)	$ 386.9
Other segment data:								
Total assets	$ 2,570.1	$ 1,771.8	$ 890.2	$ 190.0	$ —	$ 5,422.1	$ 601.5	$ 6,023.6
Capital expenditures	44.0	29.0	27.2	7.0	—	107.2	0.2	107.4

(In millions)	2008							
	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net Sales	$ 2,481.0	$ 1,812.9	$ 804.9	$ 348.6	$ (64.1)	$ 5,383.3	$ —	$ 5,383.3
Segment earnings (loss)	297.6	253.9	96.4	42.7	—	690.6	(81.2)	609.4
Adjustments to reconcile to reported operating earnings (loss):								
Reorganization costs	(32.6)	—	(10.7)	(8.9)	—	(52.2)	(7.6)	(59.8)
Impairment of goodwill and intangibles	(30.2)	(76.3)	(176.7)	—	—	(283.2)	—	(283.2)
Depreciation and amortization	(62.5)	(27.1)	(17.0)	(12.6)	—	(119.2)	(1.1)	(120.3)
Operating earnings (loss)	$ 172.3	$ 150.5	$ (108.0)	$ 21.2	$ —	$ 236.0	$ (89.9)	$ 146.1
Other segment data:								
Capital expenditures	47.1	24.0	19.3	9.6	—	100.0	2.2	102.2

(1) Comprised of $52.4 of acquisition-related and other charges, which primarily relate to acquisitions (see Note 3) and a $10.1 mark-to-market gain associated with the Company's Euro-denominated debt and intercompany loans.

(2) Segment Earnings for the Consumer Solutions segment includes reorganization costs of $3.8 (see Note 16).

(3) Consolidated amount of $17.1 represents executive stock compensation resulting from a strategic review of executive long-term incentive compensation.

Note: Intersegment sales are recorded at cost plus an agreed upon profit.

Geographic Information

Geographic information as of and for the years ended December 31, 2010, 2009 and 2008 is as follows:

(In millions)	Domestic	International	Total
2010			
Net sales	$ 3,830.4	$ 2,192.3	$ 6,022.7
Long-lived assets	333.1	325.8	658.9
2009			
Net sales	$ 3,538.0	$ 1,614.6	$ 5,152.6
Long-lived assets	298.9	206.8	505.7
2008			
Net sales	$ 3,670.1	$ 1,713.2	$ 5,383.3

18. Accumulated Other Comprehensive Income (Loss)

The components of AOCI at December 31, 2010 and 2009 are as follows:

(In millions)	2010	2009
Foreign currency translation adjustment	$ 29.4	$ 28.2
Derivative financial instruments and other, net	(12.2)	(14.8)
Accrued benefit costs, net	(42.0)	(34.3)
Total accumulated other comprehensive income (loss)	$ (24.8)	$ (20.9)

19. Condensed Consolidating Financial Data

The Company's Senior Notes and Senior Subordinated Notes (see Note 9) are fully guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). The Company's non-United States subsidiaries and those domestic subsidiaries who are not guarantors ("Non-Guarantor Subsidiaries") are not guaranteeing these notes. Presented below is the condensed consolidating financial data of the Company ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis as of and for the years ended December 31, 2010, 2009 and 2008.

Condensed Consolidating Results of Operations

	Year Ended December 31, 2010				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ —	$ 3,689.1	$ 2,452.5	$ (118.9)	$ 6,022.7
Costs and expenses	126.3	3,273.3	2,334.7	(118.9)	5,615.4
Operating (loss) earnings	(126.3)	415.8	117.8	—	407.3
Other expense, net	57.0	169.2	74.4	—	300.6
Equity in the income of subsidiaries	290.0	37.8	—	(327.8)	—
Net income (loss)	$ 106.7	$ 284.4	$ 43.4	$ (327.8)	$ 106.7

	Year Ended December 31, 2009				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ —	$ 3,395.0	$ 1,890.7	$ (133.1)	$ 5,152.6
Costs and expenses	114.3	3,057.0	1,727.5	(133.1)	4,765.7
Operating (loss) earnings	(114.3)	338.0	163.2	—	386.9
Other expense, net	13.7	186.8	57.7	—	258.2
Equity in the income of subsidiaries	256.7	102.6	—	(359.3)	—
Net income (loss)	$ 128.7	$ 253.8	$ 105.5	$ (359.3)	$ 128.7

	Year Ended December 31, 2008				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ —	$ 3,515.0	$ 2,046.1	$ (177.8)	$ 5,383.3
Costs and expenses	76.5	3,470.3	1,868.2	(177.8)	5,237.2
Operating (loss) earnings	(76.5)	44.7	177.9	—	146.1
Other expense, net	27.4	110.1	67.5	—	205.0
Equity in the income of subsidiaries	45.0	117.6	—	(162.6)	—
Net income (loss)	$ (58.9)	$ 52.2	$ 110.4	$ (162.6)	$ (58.9)

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheets

	As of December 31, 2010				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 314.6	$ 998.6	$ 2,067.6	$ (10.0)	$ 3,370.8
Investment in subsidiaries	5,340.3	1,739.8	93.4	(7,173.5)	—
Non-current assets	153.7	3,768.8	1,015.1	(1,215.4)	3,722.2
Total assets	$ 5,808.6	$ 6,507.2	$ 3,176.1	$ (8,398.9)	$ 7,093.0
Liabilities and stockholders'equity					
Current liabilities	$ 217.4	$ 588.5	$ 878.0	$ (6.7)	$ 1,677.2
Non-current liabilities	3,770.7	504.3	539.0	(1,218.7)	3,595.3
Stockholders'equity	1,820.5	5,414.4	1,759.1	(7,173.5)	1,820.5
Total liabilities and stockholders'equity	$ 5,808.6	$ 6,507.2	$ 3,176.1	$ (8,398.9)	$ 7,093.0

	As of December 31, 2009				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 556.0	$ 819.0	$ 1,615.4	$ (2.4)	$ 2,988.0
Investment in subsidiaries	4,554.4	985.1	—	(5,539.5)	—
Non-current assets	171.4	3,727.9	353.9	(1,217.6)	3,035.6
Total assets	$ 5,281.8	$ 5,532.0	$ 1,969.3	$ (6,759.5)	$ 6,023.6
Liabilities and stockholders' equity					
Current liabilities	$ 357.0	$ 536.6	$ 593.0	$ (2.1)	$ 1,484.5
Non-current liabilities	3,158.0	459.1	373.1	(1,217.9)	2,772.3
Stockholders'equity	1,766.8	4,536.3	1,003.2	(5,539.5)	1,766.8
Total liabilities and stockholders' equity	$ 5,281.8	$ 5,532.0	$ 1,969.3	$ (6,759.5)	$ 6,023.6

Condensed Consolidating Statements of Cash Flows:

(In millions)	Year Ended December 31, 2010			
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities, net	$ (196.8)	$ 414.8	$ 71.0	$ 289.0
Financing activities:				
Net change in short-term debt	—	50.0	6.2	56.2
(Payments on) proceeds from intercompany transactions	239.2	(297.4)	58.2	—
Proceeds from issuance of long-term debt	786.1	—	—	786.1
Payments on long-term debt	(260.9)	—	—	(260.9)
Issuance (repurchase) of common stock, net	(42.8)	—	—	(42.8)
Other	(58.4)	—	—	(58.4)
Net cash provided by (used in) financing activities	663.2	(247.4)	64.4	480.2
Investing activities:				
Additions to property, plant and equipment	(27.0)	(91.9)	(18.6)	(137.5)
Acquisition of business, net of cash acquired and earnout payments	(680.9)	(73.8)	(0.8)	(755.5)
Other	(9.3)	—	19.2	9.9
Net cash used in investing activities	(717.2)	(165.7)	(0.2)	(883.1)
Effect of exchange rate changes on cash	—	—	(18.1)	(18.1)
Net increase (decrease) in cash and cash equivalents	(250.8)	1.7	117.1	(132.0)
Cash and cash equivalents at beginning of year	537.9	13.8	275.7	827.4
Cash and cash equivalents at end of year	$ 287.1	$ 15.5	$ 392.8	$ 695.4

(In millions)	Year Ended December 31, 2009			
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities, net	$ (62.4)	$ 503.5	$ 200.0	$ 641.1
Financing activities:				
Net change in short-term debt	(132.0)	—	(21.6)	(153.6)
(Payments on) proceeds from intercompany transactions	401.6	(392.9)	(8.7)	—
Proceeds from issuance of long-term debt	292.2	—	—	292.2
Payments on long-term debt	(351.2)	—	—	(351.2)
Issuance (repurchase) of common stock, net	199.0	—	—	199.0
Other	(18.9)	—	—	(18.9)
Net cash provided by (used in) financing activities	390.7	(392.9)	(30.3)	(32.5)
Investing activities:				
Additions to property, plant and equipment	(0.2)	(89.4)	(17.8)	(107.4)
Acquisition of business, net of cash acquired and earnout payments	(2.0)	(10.4)	(1.3)	(13.7)
Other	—	(4.9)	(4.6)	(9.5)
Net cash used in investing activities	(2.2)	(104.7)	(23.7)	(130.6)
Effect of exchange rate changes on cash	—	—	(43.4)	(43.4)
Net increase in cash and cash equivalents	326.1	5.9	102.6	434.6
Cash and cash equivalents at beginning of year	211.8	7.9	173.1	392.8
Cash and cash equivalents at end of year	$ 537.9	$ 13.8	$ 275.7	$ 827.4

(In millions)	Year Ended December 31, 2008			
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities, net	$ (626.1)	$ 724.6	$ 151.4	$ 249.9
Financing activities:				
Net change in short-term debt	130.2	—	1.3	131.5
(Payments on) proceeds from intercompany transactions	733.1	(638.7)	(94.4)	—
Proceeds from issuance of long-term debt	25.0	—	—	25.0
Payments on long-term debt	(24.3)	—	(0.7)	(25.0)
Issuance (repurchase) of common stock, net	(21.4)	—	—	(21.4)
Other	(5.5)	—	—	(5.5)
Net cash provided by (used in) financing activities	837.1	(638.7)	(93.8)	104.6
Investing activities:				
Additions to property, plant and equipment	(2.2)	(83.1)	(16.9)	(102.2)
Acquisition of business, net of cash acquired	(40.0)	(1.6)	(1.0)	(42.6)
Other	(16.3)	(4.0)	(10.4)	(30.7)
Net cash used in investing activities	(58.5)	(88.7)	(28.3)	(175.5)
Effect of exchange rate changes on cash	—	—	(6.7)	(6.7)
Net increase (decrease) in cash and cash equivalents	152.5	(2.8)	22.6	172.3
Cash and cash equivalents at beginning of year	59.3	10.7	150.5	220.5
Cash and cash equivalents at end of year	$ 211.8	$ 7.9	$ 173.1	$ 392.8

The amounts reflected as proceeds (payments) from (to) intercompany transactions represent cash flows originating from transactions conducted between guarantor subsidiaries, non-guarantor subsidiaries and parent in the normal course of business operations.

20. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2010 and 2009 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during these periods):

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter*(2)*	Total
2010					
Net sales	$ 1,189.1	$ 1,547.5	$ 1,601.9	$ 1,684.2	$ 6,022.7
Gross profit	309.1	411.6	457.9	460.2	1,638.8
Net income (loss) as reported	(59.0)	38.4	80.6	46.7	106.7
Basic earnings (loss) per share *(1)*	(0.66)	0.43	0.91	0.53	1.20
Diluted earnings (loss) per share *(1)*	(0.66)	0.43	0.90	0.52	1.19
2009					
Net sales	$ 1,138.9	$ 1,269.7	$ 1,351.3	$ 1,392.7	$ 5,152.6
Gross profit	292.3	356.4	396.8	380.5	1,426.0
Net income as reported	8.9	44.9	73.7	1.2	128.7
Basic earnings per share *(1)*	0.12	0.53	0.84	0.01	1.53
Diluted earnings per share *(1)*	0.12	0.53	0.83	0.01	1.52

(1) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

(2) The results of operations for the fourth quarter of 2010 include $27.8 of acquisition-related and other costs and a foreign currency gain of $7.5 related to the Venezuela devaluation (see Note 1).

The results of operations for the fourth quarter of 2009 include a $22.9 non-cash charge for the impairment of goodwill and intangibles (see Note 6); a $17.1 charge for stock-based compensation related to certain share-based awards issued during the fourth quarter of 2009 (see Note 13); a $15.5 charge related fair value interest rate swaps not designated as effective hedges (see Note 10); a $9.2 foreign currency gain on U.S. dollar cash balances held in Venezuela (see Note 1); and a $4.7 reduction in unrecognized tax benefits (see Note 12).

Corporate Information

Board of Directors

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation

René-Pierre Azria *(1), (3)*
President and Chief Executive Officer
Tegris LLC

Michael S. Gross *(3)*
Chairman and Chief Executive Officer
Solar Capital Ltd

Douglas W. Huemme *(1)*
Retired Former Chairman
and Chief Executive Officer
Lilly Industries, Inc.

Richard J. Heckmann *(1), (2)*
Chairman and Chief Executive Officer
Heckmann Corporation

Richard L. Molen *(2)*
Retired Former Chairman, President
and Chief Executive Officer
Huffy Corporation

Irwin D. Simon *(2), (3)*
Chairman, Chief Executive Officer
and President
Hain Celestial Group, Inc.

Robert L. Wood *(3)*
Former Chairman, President
and Chief Executive Officer
Chemtura Corporation

(1) Member of Audit Committee
(2) Member of Nominating and Policies Committee
(3) Member of Compensation Committee

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
Telephone: 914-967-9400
Facsimile: 914-967-9405
www.jarden.com

Executive Officers

Martin E. Franklin
Chairman and Chief Executive Officer

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer

John E. Capps
Executive Vice President, General Counsel and Secretary

Patricia J. Gaglione
Senior Vice President, Business Operations and Supply Chain

Patricia A. Mount
Senior Vice President and Chief Transition Officer

Richard T. Sansone
Senior Vice President and Chief Accounting Officer

J. David Tolbert
Senior Vice President, Human Resources and Corporate Risk

Corporate Counsel

Kane Kessler, PC
New York, New York

Registrar and Transfer Agent

Computershare Trust Company
Providence, Rhode Island
800-622-6757

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

Financial Dynamics Business Communications
New York, New York
212-850-5600

NYSE Corporate Governance Disclosure

Jarden Corporation filed as exhibits to its 2010 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The Annual CEO certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

Outdoor Solutions

Aero®, Campingaz®, Coleman®, Stearns®, Sevylor®
Wichita, KS
316-832-2653

Abu Garcia®, Berkley®, Fenwick®, Gulp!®, Penn®, Shakespeare®, Stren®, Trilene®
Columbia, SC
803-754-7000

deBeer®, Gait®, Miken®, Rawlings®, Worth®
St. Louis, MO
314-819-2800

Adio®, K2®, Planet Earth®, Zoot®
Seattle, WA
206-805-4800

ExOfficio®, Marmot®
Santa Rosa, CA
707-544-4590

Marker®, Volkl®
Penzberg, Germany
+49 (0) 8856-8000-337
West Lebanon, NH
603-298-7836

Consumer Solutions

Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare®
Boca Raton, FL
561-912-4100

Branded Consumables

Ball®,Bee®,Bernardin®, Bicycle®, Diamond®,Hoyle®,Java Log®, Loew-Cornell®,KEM®,Kerr®, Pine Mountain®
Erlanger, KY
859-815-7300

BRK®, Crawford®, Dicon®, First Alert® Lehigh®, Leslie-Locke®, Tundra®, Wellington®
Aurora, IL
630-851-7330

Billy Boy®, Calypso®, Fiona®, First Essentials®, Lillo®, Mapa®, NUK®, Spontex® and Tigex®
Paris, France
+33 (1) 49 64 22 00

Quickie®
Cinnaminson, New Jersey
800-257-5751

Process Solutions

Jarden Applied Materials
Columbia, SC
803-754-7011

Jarden Plastic Solutions
Greer, SC
864-879-8100

Jarden Zinc Products
Greeneville, TN
423-639-8111

JARDEN outdoor solutions



Abu Garcia
aerobed
ATLAS
SNOW-SHOE COMPANY
Berkley
CAMPINGAZ
Coleman
deBeer
EXOFFICIO
fenwick
FULL TILT
Hodgman
SKIS
SNOWBOARDING
SPORTS
KARHU
LINE
LITTLE BEAR SNOWSHOES
MAD DOG
MADSHUS
MARKER
Marmot
MITCHELL
MORROW
PENN
PFLUEGER
POWDERRIDGE
Rawlings
RIDE
Sevylor
Shakespeare
SINCE 1897
SPIDER
STEARNS
STREN
Trilene
TUBBS
SNOWSHOES
Ugly Stik
Völkl
WORTH

JARDEN branded consumables



Ball
Bee
The Casino Card
BRK
THE PROFESSIONAL STANDARD
BERNARDIN
BICYCLE
BILLY BOY
The excitingly different condom
CRAWFORD
diamond
DICON
fiona
First Alert
first essentials
Forster
Fournier
HOYLE
JAVA-LOG
Kerr
LOEW CORNELL
LEHIGH
lillo
Un mundo de amor
LESLIE LOCKE
MAPA
NUK
Understanding Life
Pine Mountain
Quickie
Spontex
Tigex
First Alert
Tundra

JARDEN consumer solutions



Arius Eickert
BIONAIRE
CROCK-POT
THE ORIGINAL SLOW COOKER
FoodSaver
Health o meter
Holmes
MARGARITAVILLE
MR. COFFEE
Oster
PATTON
RIVAL
Seal a Meal
skybar
Sunbeam



VillaWare